As filed with the Securities and Exchange Commission on May 18, 2015

Registration No. 333-198184

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

to

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANK OF THE CAROLINAS CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina	6022	20-4989192
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

135 Boxwood Village Drive

Mocksville, North Carolina 27028

(336) 751-5755

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Stephen R. Talbert

President and Chief Executive Officer

Bank of the Carolinas Corporation

135 Boxwood Village Drive

Mocksville, North Carolina 27028

(336) 751-5755

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Jonathan A. Greene

Wyrick Robbins Yates & Ponton LLP

4101 Lake Boone Trail, Suite 300

Raleigh, North Carolina 27607

(919) 781-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

THIS POST-EFFECTIVE AMENDMENT SHALL BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(c) OF THE SECURITIES ACT OF 1933, AS AMENDED, ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(c), MAY DETERMINE.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to Form S-1 contains an updated prospectus relating to the resale, from time to time, of up to 454,173,616 shares of our common stock, no par value per share, being offered by the selling shareholders identified in this prospectus, all of which were initially registered for resale on our Registration Statement on Form S-1 (File No. 333-198184) declared effective by the Securities and Exchange Commission on December 19, 2014. All filing fees payable in connection with the registration of these securities were previously paid in connection with the filing of the original registration statement.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MAY 18, 2015

PROSPECTUS

RESALE OF

454,173,616 SHARES OF VOTING COMMON STOCK

The selling shareholders listed on pages 46-48 may offer and sell up to 454,173,616 shares of the voting common stock, which we refer to as the common stock, of Bank of the Carolinas Corporation, which we refer to as the Company, we, and us, under this prospectus for their own account.

We will not receive any proceeds from the sale of these securities. We are registering securities for resale by the selling shareholders, but that does not necessarily mean that they will sell any of the securities. The selling shareholders will sell at prevailing market prices, or privately negotiated prices.

A current prospectus must be in effect at the time of the sale of the shares of common stock discussed above. The selling shareholders will be responsible for any commissions or discounts due to brokers or dealers. We will pay all of the other offering expenses.

Each selling shareholder or dealer selling the common stock is required to deliver a current prospectus upon the sale. In addition, for the purposes of the Securities Act of 1933, as amended, selling shareholders may be deemed underwriters.

Our common stock is currently quoted on the OTC Pink marketplace maintained by OTC Markets Group Inc., under the symbol “BCAR.” On May 15, 2015, the last reported sales price for our common stock as reported on the OTC Pink marketplace was $0.1365 per share.

These securities are not savings accounts, deposits, or other obligations of any bank and are not insured or guaranteed by the FDIC’s deposit insurance fund or any other governmental agency. Investing in our common stock involves risks. See “Risk Factors” beginning on page 16 to read about factors you should consider before buying our common stock.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We may amend or supplement this prospectus from time to time by filing amendments or supplements as required and will provide investors with all such subsequent material information. You should read the entire prospectus and any amendments or supplements we provide carefully.

The date of this prospectus is [—], 2015

i

ABOUT THIS PROSPECTUS

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized any person to provide you with different or inconsistent information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

Neither we nor any of our officers, directors, agents or representatives make any representation to you about the legality of an investment in our common stock. You should not interpret the contents of this prospectus to be legal, business, investment or tax advice. You should consult with your own advisers for that type of advice and consult with them about the legal, tax, business, financial and other issues that you should consider before investing in our securities.

This prospectus does not offer to sell, or ask for offers to buy, any securities in any state or jurisdiction where it would not be lawful or where the person making the offer is not qualified to do so.

For investors outside the United States: we have not taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to “BCAR,” “we,” “us,” “our,” the “Company,” or similar references, mean Bank of the Carolinas Corporation and its subsidiaries on a consolidated basis. References to “Bank of the Carolinas” or the “Bank” mean our wholly owned banking subsidiary, Bank of the Carolinas.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes statements that may be “forward-looking” within the meaning of the Private Securities Litigation Reform Act of 1995 in that they do not discuss historical facts but instead note future expectations, projections, intentions or other items relating to the future. We caution you to be aware of the speculative nature of forward-looking statements as these statements are not guarantees of performance or results.

Forward-looking statements, which are generally prefaced by the words “may,” “anticipate,” “estimate,” “could,” “should,” “would,” “expect,” “believe,” “will,” “plan,” “project,” “intend” and similar terms, are subject to known and unknown risks, uncertainties and other facts that may cause our actual results or performance to differ materially from those contemplated by the forward-looking statements.

Although these forward-looking statements reflect our good faith belief based on current expectations, estimates and projections about, among other things, the industry and the markets in which we operate, they are not guarantees of future performance. Whether actual results will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties, including the risks and uncertainties discussed in this prospectus, including the following:

-	conditions imposed by our federal or state banking regulators;

-	adverse developments in borrower industries and, in particular, declines in real estate values;

-	our ability to maintain compliance with federal and state laws that regulate our business and capital levels;

-	our ability to maintain compliance with the consent order issued by the FDIC and the North Carolina Commissioner of Banks, or the Commissioner, and the written agreement with the Federal Reserve Bank of Richmond, or the FRB;

-	our ability to raise capital as needed by our business;

-	our ability to manage growth;

-	the loss of any of our key employees;

-	changes in the interest rates affecting our deposits and our loans;

-	the strength of the economy in our target market areas, as well as general economic, market, or business conditions;

-	conditions in the financial industry and credit markets;

-	an insufficient allowance for loan losses as a result of inaccurate assumptions;

-	the ability of our target markets to weather a downturn in the economy;

-	our potential growth, including our entrance or expansion into new markets, the opportunities that may be presented to and pursued by us and the need for sufficient capital to support that growth;

-	changes in our competitive position, competitive actions by other financial institutions and the competitive nature of the financial services industry and our ability to compete effectively against other financial institutions in our banking markets;

-	changes in laws, regulations and the policies of federal or state regulators and agencies;

-	our ability to maintain internal control over financial reporting;

-	our effective use of technology or an interruption or breach in security of our information systems;

-	our reliance on secondary sources, such as Federal Home Loan Bank advances, sales of securities and loans, federal funds lines of credit from correspondent banks and out-of-market time deposits, to meet our liquidity needs;

-	inaccurate or incomplete information about our clients, and our ability to assess and manage our asset quality; and

-	other circumstances, many of which are beyond our control.

Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements and there can be no assurance that the actual results anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Risks, uncertainties, and factors that could cause actual results to differ materially from those projected are discussed in the “Risk Factors” section of this prospectus.

We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this prospectus might not occur.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus and does not contain all the information that you need to consider in making your investment decision. You should carefully read this entire prospectus, as well as the information to which we refer you and the information incorporated by reference herein, before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” section of this prospectus and the documents incorporated by reference herein and therein to determine whether an investment in our common stock is appropriate for you.

Bank of the Carolinas Corporation

Bank of the Carolinas Corporation was incorporated under the laws of the State of North Carolina on May 30, 2006, at the direction of the Bank’s board of directors for the purpose of serving as the bank holding company for Bank of the Carolinas and became the holding company for and 100% owner of the Bank on August 18, 2006. As a result of this reorganization, each former shareholder of the Bank became a shareholder of the Company.

Bank of the Carolinas

The Bank commenced operations as a North Carolina-chartered commercial bank on December 7, 1998, under the name “Bank of Davie.” On December 31, 2001, Bank of Davie acquired BOC Financial Corp, Landis, North Carolina, and its subsidiary, Bank of the Carolinas, and adopted the name “Bank of the Carolinas.” We operate as a full-service community bank, with our primary focus being on serving the banking needs of our customers, which include individuals and small- to mid-size businesses. The Bank’s primary market area is in the Piedmont region of North Carolina where we are engaged in general commercial banking primarily in Davie, Randolph, Rowan, Cabarrus, Davidson, and Forsyth Counties. The Bank’s main office is located at 135 Boxwood Village Drive in Mocksville, North Carolina. Our main office in Mocksville and our Advance office are located in Davie County. Our other offices are located in Asheboro (Randolph County), Landis (Rowan County), Harrisburg and Concord (Cabarrus County), Lexington (Davidson County), and Winston-Salem (Forsyth County).

Services

Our operations are primarily retail-oriented and directed toward individuals and small- and medium-sized businesses located in our banking market. The majority of our deposits and loans are derived from customers in our banking market, but we also make loans and have deposit relationships in areas surrounding our immediate banking market. We also occasionally solicit and accept wholesale deposits. We offer a variety of commercial and consumer banking services, but our principal activities are the taking of demand and time deposits and the making of consumer and commercial loans. To a lesser extent, we also generate revenue from other fee-based products and services that we provide.

The Bank’s primary source of revenue is interest and fee income from its lending activities. These lending activities consist principally of originating commercial operating and working capital loans, residential mortgage loans, home equity lines of credit, other consumer loans and loans secured by commercial real estate. Interest and dividend income from investment activities generally provide the second largest source of income to the Bank.

Deposits are the primary source of the Bank’s funds for lending and other investment purposes. The Bank attracts both short-term and long-term deposits from the general public by offering a variety of accounts and rates. The Bank offers statement savings accounts, negotiable order of withdrawal accounts, money market demand accounts, non-interest-bearing accounts and fixed interest rate certificates with varying maturities. The Bank also utilizes alternative sources of funds such as borrowings from the Federal Home Loan Bank (the “FHLB”) of Atlanta, Georgia and other commercial banks as well as deposits solicited through the Internet.

The Bank’s deposits are obtained primarily from its primary market area. The Bank uses traditional marketing methods to attract new customers and deposits including print media advertising and direct mailings.

Deposit flows are greatly influenced by economic conditions, the general level of interest rates, competition and other factors.

Our Market Area

The primary market area for our products and service offerings is in the Piedmont region of North Carolina, including Davie, Randolph, Rowan, Cabarrus, Davidson, and Forsyth Counties. Our market area includes the Interstate 85 corridor and is located in close proximity to two of North Carolina’s major metropolitan areas—the city of Charlotte and the region known as the “Triad.” Charlotte is North Carolina’s largest city and is a major financial center. The Triad includes the cities of Greensboro, Winston-Salem, and High Point. Greensboro and Winston-Salem are the third and fifth largest cities in North Carolina, respectively.

Davie County is strategically located in a major transportation corridor including U.S. Interstates 40, 85, and 77. It is in relatively close proximity to the cities of Winston-Salem, Greensboro, and Charlotte and the Piedmont Triad International Airport and the Charlotte-Douglas International Airport. Davie County had an estimated 2014 population of 41,434 and a 2009–2013 median household income of $50,139. As of March 2015, the estimated unemployment rate in Davie County was 4.7%. Major private sector employers in Davie County include Jockey International (apparel manufacturing), Ingersoll-Rand (manufacturer of air compressors, generators, light towers, energy recuperating equipment and precision centrifugal and rotary compressor parts), Ashley Furniture, and Wake Forest Baptist Health Davie Hospital.

Randolph County is located in the center of North Carolina and is served by U.S. Highways 64 and 220 and Interstate 74. The county seat, Asheboro, is home to the North Carolina Zoo. Randolph County had an estimated 2014 population of 142,577 and a 2009–2013 median household income of $41,208. As of March 2015, the estimated unemployment rate in Randolph County was 5.3%. Major private sector employers in Randolph County include Klaussner Home Furnishings, Hughes Furniture Industries, Energizer Battery, and Randolph Hospital.

Rowan County is located between Charlotte and the Triad and is served by Interstate 85. Rowan County had an estimated 2014 population of 138,630 and a 2009–2013 median household income of $41,495. As of March 2015, the estimated unemployment rate in Rowan County was 5.6%. Major private sector employers in Rowan County include Food Lion, Daimler Trucks North America – Freightliner, and Novant Health Rowan Medical Center.

Cabarrus County is located just east of Charlotte and is served by Interstate 85. Cabarrus County had an estimated 2014 population of 192,103 and a 2009–2013 median household income of $53,551. As of March 2015, the estimated unemployment rate in Cabarrus County was 4.9%. Major private sector employers in Cabarrus County include Connextions (health care technology and services company), Shoe Show, S&D Coffee and Tea, and Carolinas Medical Center – Northeast.

Davidson County is located south of Winston-Salem and is served by Interstate 85. Davidson County had an estimated 2014 population of 164,072 and a 2009–2013 median household income of $43,083. As of March 2015, the estimated unemployment rate in Davidson County was 5.2%. Major private sector employers in Davidson County include PPG Industries (supplier of paints, coatings, optical products, specialty materials, chemicals, glass, and fiber glass), Atrium Windows and Doors, and Unilin Flooring.

Forsyth County includes the city of Winston-Salem, North Carolina’s fifth largest city, and is a core county of the Triad. Forsyth County is served by Interstate 40. Forsyth County had an estimated 2014 population of 365,298 and a 2009–2013 median household income of $45,724. As of March 2015, the estimated unemployment rate in Forsyth County was 5.2%. Major private sector employers in Forsyth County include Wake Forest University Baptist Medical Center, Novant Health, Reynolds American (tobacco), and Hanesbrands (apparel manufacturing).

Corporate Information

We conduct all of our business activities through our banking subsidiary, Bank of the Carolinas. Our corporate headquarters is located at 135 Boxwood Village Drive, Mocksville, North Carolina 27028, and our telephone number is (336) 751-5755. Our website is www.bankofthecarolinas.com. Information contained on our website is not part of this prospectus.

Recapitalization

On July 15, 2014, the Company entered into a Stock Purchase Agreement with certain institutional and other accredited investors, which we refer to as the investors. The Stock Purchase Agreement was entered into by the Company in connection with a private placement of its common stock in which the Company issued and sold to the investors, as well as other investors who were not a party to the Stock Purchase Agreement, a total of 458,132,991 shares of the Company’s common stock, no par value per share, at a sales price of $0.10 per share, for an aggregate purchase price of $45,813,299.10. The private placement closed on July 16, 2014. We are registering the shares of our common stock issued in the private placement for resale pursuant to this prospectus and the registration statement of which it is a part.

Net proceeds to the Company from the private placement totaled $37,305,009.15. FIG Partners, LLC, Atlanta, Georgia, served as placement agent in the private placement and The Hutchison Company, Durham, North Carolina, served as the Company’s financial advisor in connection with the transaction. The Company paid FIG Partners a placement agent fee of $1,723,431.96 and paid The Hutchison Company a financial advisory fee of $390,107.99.

The Company used $34,800,000 of the net proceeds from the private placement to inject new capital into the Bank. In connection with the private placement, the Company repurchased all 13,179 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, issued under the Capital Purchase Program from the U.S. Treasury for a cash payment of $3,294,750. The Treasury also agreed to waive any unpaid dividends on the Series A Preferred Stock and to cancel the warrant to purchase 475,204 shares of the Company’s voting common stock held by the Treasury. The Company also repurchased all of its floating rate trust preferred securities issued through its subsidiary, Bank of the Carolinas Trust I, from the holders of those securities for an aggregate cash payment of $1,750,000. The holders of the trust preferred securities agreed to forgive any unpaid interest on the securities. The Company also redeemed a subordinated note from the holder of the note for a cash payment of $1,350,000. The noteholder agreed to forgive any unpaid interest on the note.

The closing of the private placement and the infusion of a significant amount of new capital into the Company and the Bank was the culmination of years of effort by the Company, the Bank, their boards of directors, executive management team, and employees. Like many financial institutions, the Company was severely affected by the 2007–2009 recession. The decline in local economic conditions reduced the ability of our borrowers to repay their loans. Many of our loans are secured by real estate in our market area in central North Carolina. The decline in local real estate values resulted in a decline in the value of the collateral securing many of our loans. As a result, we experienced a significant deterioration in the quality of our assets and a decline in our earnings and capital levels. Our net loss available to common shareholders was $3.8 million in 2009, $3.6 million in 2010, $29.2 million in 2011, $5.5 million in 2012, and $2.3 million in 2013. In 2011, the Bank was placed under a consent order by the FDIC and the North Carolina Commissioner of Banks and the Company entered into a written agreement with the Federal Reserve Bank of Richmond, as described in more detail below. As part of these regulatory enforcement actions, the banking regulators ordered the Bank to increase its capital levels and required the Company to serve as a source of financial strength to the Bank.

In furtherance of these regulatory directives, the board of directors engaged financial advisors to assist it in exploring available alternatives for raising capital. The board considered many forms of financing, and ultimately concluded that a private placement of common equity to a focused group of sophisticated institutional and accredited individual investors was the best option. Under bank capital regulations, common equity must be the dominant component of capital for a financial institution. In addition, the consent order and the written agreement prohibit the Company and the Bank from paying dividends or interest without prior regulatory approval. These restrictions effectively foreclosed the possibility raising capital through an offering of preferred stock or debt. The board chose to conduct the offering as a private placement because the potential investors were institutions and accredited individuals eligible to participate in such an offering, which could be commenced faster and conducted at a lower cost than a public offering.

As noted above, shares were sold in the private placement at a price of $0.10 per share. This offering price was considerably less than the quoted market price of the Company’s common stock immediately prior to the private placement. On July 14, 2014, the day before the Company announced the private placement, the closing price of the Company’s common stock was $0.48 per share, as quoted on the OTCQB marketplace. The board chose to conduct the private placement at $0.10 per share for a number of reasons. Trading volume in the Company’s common stock prior to the private placement was relatively small and subject to volatility. Based on preliminary discussions with sophisticated, knowledgeable investors, the Company and its advisors did not believe they could successfully attract investors at the then-current quoted market price of the Company’s common stock. Pricing was also driven by the balance sheet restructuring that accompanied the private placement. As noted above, the Company used a portion of the proceeds of the private placement to repurchase all of the issued and outstanding shares of its preferred stock held by the United States Department of the Treasury, to repurchase its outstanding trust preferred securities, and to redeem a subordinated note held by another financial institution. The retirement of these obligations is expected to reduce the Company’s ongoing costs and was, in the opinion of the board of directors and its advisors, a necessary precondition to attract common equity investors and position the Company for a potential return to profitability. Each of these capital instruments was repurchased or redeemed at a significant discount negotiated with the holder of the instrument. The Company’s preferred shareholder and creditors were willing to accept these discounts as part of a recapitalization transaction, provided that the discount each stakeholder was asked to accept was inversely related to the stakeholder’s ranking in liquidation, i.e. the stakeholder with the highest ranking was asked to accept the lowest discount and the stakeholder with the lowest ranking was asked to accept the highest discount. The pricing of the common stock reflects the fact that the common stock ranks lower than the Company’s debt and preferred stock in liquidation and was at a level the board and its advisors believed would facilitate a recapitalization transaction.

For these reasons and after careful consideration, the board of directors selected an offering price of $0.10 per share for the private placement. The board concluded that this price would give the Company the best chance of successfully completing a recapitalization. This offering price satisfied the requirements of both the new common equity investors and the Company’s existing preferred shareholder and creditors. The board and its advisors believed that a higher offering price would not have been attractive to potential investors and existing stakeholders and that an attempted recapitalization at a higher price would not have been successful. Furthermore, the book value per share of the Company’s common stock prior to the private placement was negative, at $(2.16). The $0.10 per share offering price exceeded the per share book value of the Company’s common stock at the time of the private placement.

If their capital levels had continued to decline, the Company and the Bank could have been placed under additional regulatory restrictions, including placement of the Bank into conservatorship or receivership. If the Bank had been placed into conservatorship or receivership or if the Company had declared bankruptcy because of its inability to meet its obligations, the Company’s shareholders would likely have suffered a complete loss of their investment. The board’s goal in pursuing the recapitalization was to avoid this negative outcome. Following the recapitalization and as of the date of this prospectus, the Bank’s capital levels were in excess of regulatory requirements.

Regulatory Matters

We are subject to extensive regulation by the FRB, the FDIC and the Commissioner. Additional information regarding governmental supervision and regulation of the Company is included in our filings with the SEC, which are incorporated by reference into this prospectus. See “Where You Can Find More Information” and “Incorporation of Certain Documents by Reference” in this prospectus.

Consent Order. Effective April 27, 2011, the Bank agreed to the issuance of a consent order by the FDIC and the Commissioner. The consent order is a type of formal supervisory agreement with the Bank’s federal and state banking regulators. The following is a summary of the material terms of the consent order. A copy of the full text of the consent order was included as Exhibit 10.2 to the Company’s Current Report on Form 8-K, filed with the SEC on May 3, 2011. The Bank believes it is in material compliance with each of the terms and requirements of the consent order.

Heightened Capital Requirements. While the order is in effect, the Bank must maintain a leverage ratio (the ratio of Tier 1 capital to total assets) of at least 8% and a total risk-based capital ratio (the ratio of qualifying total capital to risk-weighted assets) of at least 10%. As of March 31, 2015, the Bank had a leverage ratio of 12.30% and a total risk-based capital ratio of 17.66%.

Restriction on Dividends and Other Payments. While the order is in effect, the Bank cannot declare or pay dividends, pay bonuses, or pay any form of payment outside the ordinary course of business resulting in a reduction of capital without the prior written approval of its regulators. In addition, the Bank cannot make any distributions of interest, principal, or other sums on subordinated debentures without prior regulatory approval.

Brokered Deposits. The order provides that the Bank may not accept, renew, or roll over any brokered deposits unless it is in compliance with the requirements of the FDIC regulations governing brokered deposits. These regulations prohibit undercapitalized institutions from accepting, renewing, or rolling over any brokered deposits and also prohibit undercapitalized institutions from soliciting deposits by offering an effective yield that exceeds by more than 75 basis points the prevailing effective yields on insured deposits of comparable maturity in the institution’s market area. An “adequately capitalized” institution may not accept, renew, or roll over brokered deposits unless it has applied for and been granted a waiver by the FDIC.

Charge-Offs, Credits. The Bank was required to eliminate from its books, by charge-off or collection, all assets or portions of assets classified “loss” and 50% of those assets classified “doubtful.” The order also prevents the Bank from extending, directly or indirectly, any additional credit to, or for the benefit of, any borrower who has a loan or other extension of credit from the Bank that has been charged off or classified, in whole or in part, “loss” or “doubtful” and is uncollected. The Bank may not extend, directly or indirectly, any additional credit to any borrower who has a loan or other extension of credit from the Bank that has been classified “substandard.” These limitations do not apply if the Bank’s failure to extend further credit to a particular borrower would be detrimental to the best interests of the Bank.

Board of Directors. The order required that the board of directors of the Bank increase its participation in the affairs of the Bank, assuming full responsibility for the approval of sound policies and objectives and for the supervision of all of the Bank’s activities. The board was required to establish a board committee to oversee the Bank’s compliance with the consent order. The committee formulates and reviews monthly reports detailing the Bank’s actions with respect to its compliance with the consent order. The committee also presents a report regarding the Bank’s adherence to the consent order to the full board at each regularly scheduled board meeting.

The board of directors of the Bank was also required to develop and adopt an educational program for the periodic training of each member of the board. This program was submitted to the FDIC and the Commissioner for review and included (1) specific training in the areas of lending, operations, and compliance with laws, rules, and regulations applicable to banks of comparable size and complexity of the Bank and chartered in the State of North Carolina; and (2) specific training in the duties and responsibilities of the board in connection with the safe and sound operation of the Bank.

Management. The board was required to retain a management consultant who developed a written analysis and assessment of the Bank’s management needs. This management report included (1) identification of the type and number of officer positions needed to properly manage and supervise the affairs of the Bank, (2) identification and establishment of such Bank committees as are needed to provide guidance and oversight to active management, (3) a written evaluation of all senior executive officers, (4) evaluation of all Bank officers’ compensation, (5) a plan to recruit and hire any additional or replacement personnel, and (6) an organizational chart. After receiving this management report, the Bank formulated a written management plan incorporating the findings of the management report, a plan of action in response to each recommendation contained in the management report, and a time frame for completing each action.

Allowance for Loan and Lease Losses and Call Report. Upon issuance of the order, the Bank was required to make a provision to replenish the allowance for loan and lease losses (“ALLL”). The Bank was also required to review its call reports filed with its regulators on or after December 31, 2010, and amend those reports if necessary to accurately reflect the financial condition of the Bank. The Bank was also required to submit a comprehensive policy for determining the adequacy of the ALLL.

Concentrations of Credit. The Bank was required to perform a risk segmentation analysis with respect to its concentrations of credit and develop a written plan for systematically reducing and monitoring its commercial real estate and acquisition, construction, and development loans to an amount commensurate with the Bank’s business strategy, management expertise, size, and location.

Asset Growth. While the order is in effect, the Bank must notify its regulators at least 60 days prior to undertaking asset growth that exceeds 10% or more per year or initiating material changes in asset or liability composition. The Bank’s asset growth cannot result in noncompliance with the capital maintenance provisions of the order unless the Bank receives prior written approval from its regulators.

Written Plans and Other Material Terms. Under the terms of the order, the Bank was required to prepare and submit the following written plans or reports to the FDIC and the Commissioner:

-	Plan to improve liquidity, contingency funding, interest rate risk, and asset liability management

-	Plan to reduce assets of $500,000 or greater classified “doubtful” and “substandard”

-	Revised lending and collection policy to provide effective guidance and control over the Bank’s lending and credit administration functions

-	Effective internal loan review and grading system

-	Policy for managing the Bank’s other real estate

-	Business/strategic plan covering the overall operation of the Bank

-	Plan and comprehensive budget for all categories of income and expense

-	Policy and procedures for managing interest rate risk

-	Assessment of the Bank’s information technology function

Written Agreement with Federal Reserve. The Company entered into a written agreement with the Federal Reserve Bank of Richmond on August 26, 2011. The agreement is a formal supervisory agreement with the Company’s federal regulator. A copy of the full text of the written agreement was included as Exhibit 10.01 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on November 14, 2011. The following is a summary of the material terms of the agreement:

Source of Strength. The agreement requires that the Company take appropriate steps to fully utilize its financial and managerial resources to serve as a source of strength to the Bank and ensure that the Bank complies with the requirements of the consent order.

Dividends, Distributions, and other Payments. The agreement prohibits the Company’s payment of any dividends without the prior approval of the Federal Reserve Bank of Richmond and the Director of the Division of Banking Supervision and Regulation of the Federal Reserve Board of Governors. It also prohibits the Company from directly or indirectly taking any dividends or any other form of payment representing a reduction in capital from the Bank without the prior written approval of the Federal Reserve Bank of Richmond.

Under the terms of the agreement, the Company and its subsidiaries may not make any distributions of interest, principal or other sums on subordinated debentures or trust preferred securities without the prior written approval of the Federal Reserve Bank of Richmond and the Director of the Division of Banking Supervision and Regulation of the Federal Reserve Board of Governors.

Debt and Stock Redemption. The agreement requires that the Company and any non-bank subsidiary of the Company not, directly or indirectly, incur, increase or guarantee any debt without the prior written approval of the Federal Reserve Bank of Richmond. The agreement also requires that the Company not, directly or indirectly, purchase or redeem any shares of its capital stock without the prior written approval of the Federal Reserve Bank of Richmond.

            Capital Plan, Cash Flow Projections and Progress Reports. The agreement required that the Company file an acceptable capital plan and certain cash flow projections with the Federal Reserve Bank of Richmond. It also requires that the Company file a written progress report within 30 days after the end of each calendar quarter while the agreement remains in effect.

As a result of the recapitalization discussed above and other efforts, management believes it is currently in compliance with the consent order and the written agreement. However, the consent order will remain in effect until modified or terminated by the FDIC and the Commissioner and the written agreement will remain in effect until modified or terminated by the Federal Reserve Bank of Richmond.

2014 Annual Meeting of Shareholders

Our 2014 annual meeting of shareholders was held on December 4, 2014. At the annual meeting, our shareholders adopted proposals, among others, to (1) grant the board of directors discretionary authority to amend our articles of incorporation to effect a 1-for-100 reverse stock split of the Company’s authorized, issued, and outstanding common stock; and (2) approve the Company’s Tax Benefits Preservation Plan, which was adopted by the board of directors on July 11, 2014, to protect against a possible limitation on the Company’s ability to use certain tax assets (such as net operating loss carryforwards) to offset future income. Each of these proposals is discussed briefly below:

Reverse Stock Split. The board of directors previously adopted resolutions: (1) declaring that an amendment to the Company’s articles of incorporation to effect a 1-for-100 reverse stock split is advisable and in the best interests of the Company and its shareholders and (2) directing that a proposal to approve the reverse stock split be submitted to the Company’s shareholders for their approval at the 2014 annual meeting.

The Company’s shareholders approved the reverse stock split proposal at the annual meeting on December 4, 2014. Pursuant to this approval, the board has been granted discretionary authority to amend the Company’s articles of incorporation to effect the reverse stock split at an exchange ratio of 1 for 100. The board has agreed that it will exercise its discretionary authority to effect the reverse stock split on or before December 31, 2015, or it will re-submit the proposal to shareholders. As of the date of this prospectus, the board has not effected the reverse stock split.

The information in this prospectus does not give effect to the reverse stock split.

Background and Reasons for the Reverse Stock Split. The board of directors submitted the reverse stock split proposal to our shareholders for approval with the intent of increasing the market price of our common stock. If implemented by the board of directors, the reverse stock split should also enhance liquidity. Accordingly, we believe that providing the board of directors with the ability to effect the reverse stock split is in the best interests of the Company and its shareholders.

We believe that the reverse stock split, if implemented, will make our common stock more attractive to a broader range of investors, as we believe that the current market price of our common stock may affect its acceptability to certain investors. Many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. In addition, some of those policies and practices may function to make the processing of trades in low-priced stocks economically unattractive to brokers. Moreover, because brokers’ commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, the current average price per share of common stock can result in individual shareholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were substantially higher. We believe that, if implemented by our board of directors, the reverse stock split will make our common stock a more attractive and cost effective investment for many investors, which will enhance the liquidity of the holders of our common stock.

Reducing the number of outstanding shares of our common stock through the reverse stock split is intended, absent other factors, to increase the per share market price of our common stock. However, other factors, such as our financial results, market conditions and the market perception of our business may adversely affect the market price of our common stock. As a result, there can be no assurance that the reverse stock split, if implemented, will result in the intended benefits described above, that the market price of our common stock will increase following the reverse stock split or that the market price of our common stock will not decrease in the future. Additionally, we cannot assure you that the market price per share of our common stock after the reverse stock split will increase in proportion to the reduction in the number of shares of our common stock outstanding before the reverse stock split. Accordingly, the total market capitalization of our common stock after the reverse stock split may be lower than the total market capitalization before the reverse stock split.

Effects of the Reverse Stock Split. Our authorized but unissued shares of common and preferred stock would remain unchanged by the reverse stock split. The reverse stock split may result in some shareholders owning “odd lots” of less than 100 shares of our common stock. Odd lot shares may be more difficult to sell, and brokerage commissions and other costs of transactions in odd lots are generally somewhat higher than the costs of transactions in “round lots” of even multiples of 100 shares.

After the effective time of the reverse split, we will continue to be subject to periodic reporting and other requirements of the Securities Exchange Act of 1934. Notwithstanding the decrease in the number of outstanding shares following the proposed reverse stock split, the reverse stock split is not intended to be, and will not have the effect of, a “going private transaction” covered by Rule 13e-3 under the Securities Exchange Act of 1934.

Fractional Shares. No fractional shares will be issued in connection with the reverse stock split. Shareholders of record who otherwise would be entitled to receive fractional shares, will be entitled, upon surrender of their certificates representing such shares, to a cash payment in lieu thereof equal to the fraction to which the shareholder would otherwise be entitled multiplied by the market price of our common stock. The ownership of a fractional interest will not give the holder thereof any voting, dividend, or other rights except to receive payment therefor as described herein.

Risks Associated with the Reverse Stock Split. While the board of directors believes that a higher stock price may help generate investor interest, there can be no assurance that the reverse stock split will result in a per-share price that will attract additional investors or that such share price will satisfy the investing guidelines of institutional investors or investment funds. In addition, other factors such as the extent of analyst coverage may impact both institutional awareness of and interest in us. As a result, the trading liquidity of the common stock may not necessarily improve.

If the reverse stock split is implemented and the market price of the common stock declines, the percentage decline may be greater than would occur in the absence of the reverse stock split. However, the market price of the common stock will also be based on our financial performance and other factors, which are unrelated to the number of shares of common stock outstanding. Furthermore, the reduction in the number of shares available in the public market after the reverse stock split could cause the trading market for our common stock to become less liquid.

Tax Benefits Preservation Plan. On July 11, 2014, the Company entered into a Tax Benefits Preservation Plan, which we refer to as the Plan, with Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, which we refer to as the Rights Agent, in an effort to protect substantial tax assets of the Company. The Plan became effective on July 11, 2014. Although the Plan was already in effect, shareholders were asked to approve the Plan at the 2014 annual meeting.

Purpose of the Plan. The purpose of the Plan is to protect shareholder value by preserving the Company’s ability to use certain tax assets, such as net operating loss carryforwards, which we refers to as NOLs, to offset future income and thereby reduce potential future federal income tax obligations. As of December 31, 2013, the Company had NOLs for U.S. federal income tax purposes of approximately $37.9 million to carry forward to 2014 and later. These NOLs could be used to reduce future U.S. federal income tax liability by a total of approximately $37.9 million. Because the amount and timing of the Company’s future taxable income cannot be accurately predicted, we cannot estimate the exact amount of NOLs that can ultimately be used to reduce the Company’s income tax liability. Although we are unable to quantify an exact value, we believe that the NOLs are a valuable asset of the Company and the board believes it is in the best interests of the Company and its shareholders to attempt to deter the imposition of limitations on their use by adopting the Plan.

            The Company’s use of the NOLs in the future would be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes. Under Section 382 of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, in general, an “ownership change” will occur if there is a cumulative increase in the Company’s ownership by “5-percent shareholders” (as defined in the Code) that exceeds 50 percentage points over a rolling three-year period. Calculating whether an ownership change has occurred is subject to inherent uncertainty resulting from the complexity of the Section 382 provisions. The Plan is designed to reduce the likelihood that the Company will experience an ownership change by discouraging any person from becoming a beneficial owner of 4.99% or more of the then outstanding shares of our common stock, which we refer to as a Threshold Holder. There is no guarantee, however, that the Plan will prevent the Company from experiencing an ownership change.

A corporation that experiences an ownership change will generally be subject to an annual limitation on certain of its pre-ownership change tax assets in an amount generally equal to the equity value of the corporation immediately before the ownership change, multiplied by the long-term tax-exempt rate (subject to certain adjustments).

After giving careful consideration to this issue, the board concluded that the Plan is in the best interests of the Company and its shareholders and therefore adopted the Plan and authorized executive management to execute the Plan.

Rights Issued under the Plan. On July 11, 2014, the board declared a dividend of one preferred share purchase right, which we refer to as a Right, in respect of each share of common stock outstanding at the close of business on July 21, 2014, which we refer to as the Plan Record Date, and to become outstanding between the Plan Record Date and the earlier of the Distribution Date and the Expiration Date (each as defined in the Plan). The Rights are intended to protect the Company’s NOLs by deterring any person or group from triggering Section 382 of the Code by acquiring 5% or more of the outstanding common stock without approval of the board. The Rights were issued pursuant to the terms of the Plan. Prior to the Distribution Date, the Rights are evidenced by, and trade with, the common stock and are not exercisable. After the Distribution Date, the Company will cause the Rights Agent to mail rights certificates to shareholders and the Rights will trade independently of our common stock. A Rights holder has none of the rights of a shareholder of the Company, including the right to vote and to receive dividends or any liquidation rights. The Plan includes anti-dilution provisions designed to maintain the effectiveness of the Rights.

Potential Effects on Liquidity. The Plan is expected to deter shareholders from acquiring, directly or indirectly, additional shares of our common stock in excess of the specified limitations (subject to the grant of exemptions as described in the Plan). Furthermore, a shareholder’s ability to dispose of our common stock may be limited by reducing the class of potential acquirers for such stock.

Potential Impact on Value. Because the Plan may restrict a shareholder’s ability to acquire our common stock, the market value of our common stock may be affected. The Plan could discourage or prevent accumulations of substantial blocks of shares in which shareholders might receive a substantial premium above market value. However, we believe these disadvantages are outweighed by the importance of maintaining the availability of the Company’s tax benefits. The board did not adopt the Plan to discourage shareholders from accumulating our common stock; the purpose of the Plan is to reduce the risk that the Company may be unable to fully utilize its NOLs as a result of future transfers of our common stock. The board recognizes that there may be instances when an acquisition of shares by a shareholder would cause that shareholder to become a Threshold Holder under the Plan even if that acquisition would not jeopardize the availability of the NOLs. For this reason, the Plan exempts from the definition of an acquiring person any person who has become a 4.99% or greater shareholder if the board determines in good faith that the attainment of such status has not jeopardized the Company’s utilization of its NOLs. We have also retained the ability under the Plan for the board to redeem the Rights or cause the Plan to expire if the board determines that the Rights are no longer in the best interests of the Company or of its shareholders.

Future Use and Amount of the NOLs is Uncertain. Our use of the NOLs depends on our ability to generate taxable income in the future. We cannot assure you whether we will have taxable income in any applicable period or, if we do, whether such income or the NOLs at such time will exceed any potential Section 382 limitation.

Recent Developments

Agreement and Plan of Merger and Reorganization. On May 6, 2015, the Company and the Bank entered into a definitive agreement and plan of merger and reorganization, which we refer to as the Merger Agreement, with Bank of the Ozarks, Inc., which we refer to as Ozarks, and its wholly owned subsidiary, Bank of the Ozarks, relating to a proposed merger transaction. The Merger Agreement provides that, upon the terms and subject to the conditions set forth therein, (i) the Company will merge with and into Ozarks, with Ozarks continuing as the surviving corporation, which we refer to as the Merger, and (ii) the Bank will merge with and into Bank of the Ozarks, with Bank of the Ozarks continuing as the surviving bank.

Subject to the terms and conditions of the Merger Agreement, upon completion of the Merger, each share of Company common stock issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive shares of Ozarks common stock (plus cash in lieu of any fractional share) based on the purchase price of $64.7 million, subject to certain additional purchase price adjustments set forth in the Merger Agreement. The number of Ozarks shares to be issued will be determined based on Ozarks’ 10-day average closing stock price as of the second business day prior to the closing date, subject to a minimum and maximum price of $29.28 and $48.80, respectively.

The Company has agreed to take all necessary action so that, prior to the effective time of the Merger, all outstanding options and other rights to purchase shares of the Company’s common stock will be terminated and cancelled.

The Merger Agreement contains usual and customary representations and warranties that the Company and Ozarks made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the Company and Ozarks and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, the representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between the Company and Ozarks rather than establishing matters as facts.

The Merger Agreement contains customary closing conditions, including, among others, approval of the Merger by the Company’s shareholders, the registration of Ozarks common stock to be issued to the Company’s shareholders, and receipt of required regulatory approvals.

From the date of the Merger Agreement, the Company is subject to customary nonsolicitation restrictions on its ability to solicit alternative acquisition proposals from third parties, furnish information to and engage in discussions with third parties regarding alternative acquisition proposals, release a third party from a confidentiality or standstill agreement or enter into an agreement with respect to an alternative acquisition proposal. The Company has also agreed to recommend that the Company’s shareholders vote to approve the Merger.

Notwithstanding the nonsolicitation restrictions, prior to the time that shareholder approval is obtained, the Company’s board of directors may change its recommendation to shareholders, or engage in discussions or negotiations with a third party regarding an alternative acquisition proposal or furnish information to such a third party if, but only if, prior to taking such action, the Company’s board of directors has determined in good faith, after consultation with and having considered the advice of its outside financial advisor and outside legal counsel, that such proposal constitutes a “Superior Proposal” and that the board of directors is required to take such actions to comply with its fiduciary duties to the Company’s shareholders under applicable law. The Company is required to provide Ozarks the opportunity to match such Superior Proposal or to revise its proposal such that the alternative acquisition proposal no longer constitutes a Superior Proposal. A “Superior Proposal” means any bona fide, unsolicited acquisition proposal that the Company’s board of directors reasonably determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed and is more favorable to the shareholders of Company from a financial point of view than the Merger.

The Merger Agreement provides certain termination rights for both the Company and Ozarks and further provides that, upon termination of the Merger Agreement under certain circumstances, the Company will be obligated to pay Ozarks a termination fee of $2.3 million or a liquidated damages payment of $500,000.

In connection with the Merger Agreement, certain directors and principal holders of the Company’s common stock entered into voting agreements with Ozarks agreeing to, among other things, vote their shares of the Company’s common stock in favor of the Merger and restricting the transfer of such shares of the Company’s common stock during the period between signing of the Merger Agreement and the completion of the Merger.

The Merger Agreement has been approved by the boards of directors of each of the Company and Ozarks. Subject to the required approval of the Company’s shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by Ozarks with respect to the Ozarks common stock to be issued in the transaction, and other customary closing conditions, the Merger is expected to be completed in the third quarter of 2015.

A copy of the full text of the Merger Agreement was included as Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed with the SEC on May 6, 2015.

First Amendment to Tax Benefits Preservation Plan. On May 6, 2015, the Company amended its Tax Benefits Preservation Plan. The purpose of the amendment was to clarify and make explicit, among other things, that neither the execution, delivery, or announcement of the Merger or any voting agreement entered into in connection with the Merger will cause any person to become an “Acquiring Person” nor constitute a “Shares Acquisition Date,” a “Distribution Date,” all as defined in the Plan, or otherwise cause any rights to become exercisable pursuant to the Plan. A copy of the full text of the amendment was included as Exhibit 4.01 to the Company’s Quarterly Report on Form 10-Q, filed with the SEC on May 15, 2015.

THE OFFERING

Common stock offered	454,173,616 shares

Offering price per share	Market prices; or in private transactions at negotiated prices

Common stock outstanding before the offering	462,028,831 shares

Common stock outstanding after the offering	462,028,831 shares(1)

Use of proceeds	We will not receive any proceeds from the shares offered by the selling shareholders in this offering. See “Use of Proceeds” on page 32.

Dividends on common stock	We are currently prohibited from paying dividends without the prior approval of the Federal Reserve. Further, the Company’s principal source of funds to pay dividends on its common stock is cash dividends that it receives from the Bank. Because of the consent order, the Bank may not pay any dividends without obtaining the prior approval of the FDIC and the North Carolina Commissioner of Banks. We do not expect to be granted such approvals or to be released from these restrictions until the enforcement actions are modified or terminated. Given these restrictions, we do not anticipate the payment of cash dividends in the near future. See “Dividend Policy” on page 34.

Market for our common stock	Our common shares are quoted on the on the OTC Pink marketplace operated by OTC Markets Group Inc., under the symbol “BCAR,” however, trading in our common stock has historically been light. We cannot assure you that an active trading market will develop or be sustained for our common stock at any time in the near future. The last reported sales price of our common stock as of May 15, 2015, was
$0.1365 See “Market for Our Common Stock” on page 32.

Risk factors	Before investing, you should carefully consider the information set forth under “Risk Factors,” beginning on page 16, for a discussion of the risks related to an investment in our common stock.

(1)	All of the common stock to be sold under this prospectus will be sold by existing shareholders and represents already outstanding shares of our common stock. There will be no increase in our issued and outstanding shares as a result of this offering.

RISK FACTORS

An investment in shares of our common stock involves various risks, and you should not invest in our common stock unless you can afford to lose all of your investment. Before deciding to invest in our common stock, you should carefully consider the risks described below, as well as the other information included or incorporated by reference in this prospectus, before making an investment decision. Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely.

Risks Associated with our Operations

The Bank is subject to a consent order issued by the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks, and the Company has entered into a written agreement with the Federal Reserve Bank of Richmond. Required compliance with these regulatory enforcement actions could have an adverse effect on our operations and the value of our common stock.

The Bank is subject to a consent order issued by the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks. The order became effective on April 27, 2011. In addition, the Company entered into a written agreement with the Federal Reserve Bank of Richmond on August 26, 2011.

The consent order restricts the Bank’s ability to grow its assets and pay dividends. In addition, the order requires the Bank to improve its risk management, compliance systems, oversight functions, financial management, and capital. Specifically, the Bank is required to maintain a Tier 1 leverage ratio of at least 8% and a total risk-based capital ratio of at least 10% during the life of the order. As of March 31, 2015, the Bank had a leverage ratio of 12.30% and a total risk-based capital ratio of 17.66%.

The written agreement restricts the Company’s ability to pay dividends, make distributions of interest, principal, or other sums on subordinated debentures or trust preferred securities, incur debt, and redeem shares of its capital stock. The agreement also requires that the Company take appropriate steps to fully utilize its financial and managerial resources to serve as a source of strength to the Bank and ensure that the Bank complies with the requirements of the consent order.

As a result of the recapitalization discussed above and other efforts, we believe we have addressed the issues underlying the consent order and the written agreement. However, our management and board of directors have been and will continue to be required to focus time and attention on taking corrective actions to comply with the terms of the consent order and the written agreement. The costs of complying with the consent order and the written agreement could increase our noninterest expense and reduce our earnings, which could affect the value of our common stock.

Further, there can be no assurance that we will be able to successfully address our regulators’ concerns or that we will be able to comply with the terms of the consent order and the written agreement. If we do not comply with the consent order and the written agreement, we could be subject to the assessment of civil money penalties, further regulatory sanctions, or other regulatory enforcement actions. The consent order and the written agreement will remain in effect until modified or terminated by our regulators.

For additional information concerning the consent order and the written agreement, see “Regulatory Matters” beginning on page 5.

We incurred significant losses in 2009, 2010, 2011, 2012 and 2013. We can make no assurances as to whether we will be able to sustain profitability.

Our operating results over the past several years have been adversely affected by weaknesses in the economy in general and real estate in particular. Our net loss available to common shareholders was $2.3 million for 2013, $5.5 million for 2012, $29.2 million for 2011, $3.6 million for 2010, and $3.8 million for 2009. For the year ended December 31, 2014, we had net income available to common shareholders of $10.4 million, which was primarily due to a $10.2 million gain on redemption of preferred stock in the third quarter of 2014. Our net income for the year ended December 31, 2014 before dividends and accretion on preferred stock and the gain on redemption of preferred stock was $137,000. For the first quarter of 2015, we had net income available to common shareholders of $926,000. Our losses in prior years were driven by substantial increases in loan loss provisions due to deterioration in our loan portfolio, significant losses and net operating expenses associated with foreclosed real estate, as well as lost interest revenue caused by elevated levels of nonperforming assets. These factors have adversely impacted our ability to become profitable. We can make no assurances as to when or if we will be profitable in future periods. Additional losses could cause us to incur future net losses and could adversely affect the price of, and market for, our common stock.

We may need to raise additional capital that may not be available to us.

As a result of losses or changes in regulatory requirements, we may need to raise additional capital in the future due to additional losses or regulatory mandates. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control, and on our financial performance.

Accordingly, additional capital may not be raised, if and when needed, on terms acceptable to us, or at all. If we cannot raise additional capital when needed, our ability to maintain our capital ratios could be materially impaired, and we could face additional regulatory challenges. In addition, if we issue additional equity capital, it may be at a lower price than current market value and, in the case of all such issuances, our existing shareholders’ interest would be diluted.

Issuances or sales of common stock or other equity securities could result in an “ownership change” as defined for U.S. federal income tax purposes. In the event an “ownership change” were to occur, our ability to fully utilize a significant portion of our U.S. federal and state tax net operating losses could be impaired and we could lose certain built-in losses that have not been recognized for tax purposes as a result of the operation of section 382 of the Internal Revenue Code.

Our ability to use certain realized net operating losses and unrealized built-in losses to offset future taxable income may be significantly limited if we experience an “ownership change” as defined by section 382 of the Internal Revenue Code. An ownership change under section 382 generally occurs when a change in the aggregate percentage ownership of the stock of the corporation held by “five percent shareholders” increases by more than fifty percentage points over a rolling three-year period ending on the transaction date. A corporation experiencing an ownership change generally is subject to an annual limitation on its utilization of pre-change losses and certain recognized built-in losses equal to the value of the stock of the corporation immediately before the “ownership change,” multiplied by the long-term tax-exempt rate (subject to certain adjustments). The annual limitation is increased each year to the extent that there is an unused limitation in a prior year. Since U.S. federal net operating losses generally may be carried forward for up to 20 years, the annual limitation also effectively provides a cap on the cumulative amount of pre-ownership-change losses and certain post-change recognized built-in losses that may be utilized. Pre-ownership-change losses and certain recognized built in losses in excess of the cap are effectively unable to be used to reduce future taxable income. In some circumstances, issuances or sales of common stock (including any common stock issuances or debt-for-equity exchanges and certain transactions involving common stock that are outside of our control) could result in an “ownership change” under section 382.

A Tax Benefits Preservation Plan was put in place by the board of directors in July 2014 for the purpose of preventing an “ownership change” that could limit our ability to use realized net operating losses and unrealized built-in losses to offset future taxable income. However, federal and state bank regulators with jurisdiction over the Company and the Bank have the ability to require termination of the Tax Benefits Preservation Plan in certain circumstances. As a result, there can be no assurance that we will be able to access the Tax Benefits Preservation Plan if and when needed, in which case we may not be able to prevent an “ownership change” that would inhibit us from using realized net operating losses and unrealized built-in losses to offset future taxable income.

We rely on dividends from the Bank for substantially all of our revenue.

We receive substantially all of our revenue as dividends from the Bank. As described above, the consent order prohibits the Bank from paying dividends without prior regulatory approval. We do not expect to be granted such approval or be released from this restriction until the consent order is modified or terminated. This may adversely affect our ability to service debt, pay our other obligations or pay dividends on our common stock. Our continuing inability to receive dividends from the Bank could have a material adverse effect on our business, financial condition and results of operations and the value of our common stock.

The performance of our loan portfolio will be affected by conditions in local real estate markets.

Conditions in our local real estate market affect the performance of mortgage, construction, land development, land, and commercial loans in our loan portfolio. We make credit and reserve decisions based on the current conditions of borrowers or projects combined with our expectations for the future. If conditions are worse than forecast, we could experience higher charge-offs and delinquencies beyond that which is provided in the allowance for loan losses. As such, our earnings could be adversely affected through higher than anticipated provisions for loan losses.

Our business depends on the condition of the local and regional economies where we operate.

Our local and regional economy has a direct impact on our ability to generate deposits to support loan growth, the demand for loans, the ability of borrowers to repay loans, the value of collateral securing our loans (particularly loans secured by real estate), and our ability to collect, liquidate and restructure problem loans. If our local communities are adversely affected by conditions in the national economy or by other specific events or trends, there could be a direct adverse effect on our operating results. Adverse economic conditions in our banking markets could reduce our growth rate, affect the ability of our customers to repay their loans to us, and generally affect our financial condition and operating results. We are less able than larger institutions to spread risks of unfavorable local economic conditions across a large number of diversified economies.

Our small- and medium-sized business target market may have fewer financial resources to weather a downturn in the economy.

We target our commercial development and marketing strategy to serve the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact this major economic sector in the markets in which we operate, our results of operations and financial condition, as well as the value of our common stock, may be adversely affected.

Our allowance for loan losses may prove to be insufficient to absorb probable losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a degree of risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

-	cash flow of the borrower and/or a business activity being financed;

-	in the case of a collateralized loan, changes in and uncertainties regarding future values of collateral;

-	the credit history of a particular borrower;

-	changes in economic and industry conditions; and

-	the duration of the loan.

We use underwriting procedures and criteria that are intended to minimize the risk of loan delinquencies and losses, but banks routinely incur losses in their loan portfolios. Regardless of the underwriting criteria we use, we will experience loan losses from time to time in the ordinary course of our business, and some of those losses will result from factors beyond our control.

Like all financial institutions, we maintain an allowance for loan losses to provide for probable losses. However, we cannot be certain that our allowance for loan losses will be adequate to cover actual loan losses we incur, and future provisions for loan losses could materially and adversely affect our operating results. The determination of the appropriate level of the allowance for loan losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. Our allowance for loan losses is determined by analyzing historical loan losses, current trends in delinquencies and charge-offs, plans for problem loan resolution, changes in the size and composition of the loan portfolio, and industry information. Also included in management’s estimates for loan losses are considerations with respect to the impact of economic events, the outcome of which are uncertain. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond our control, and these losses may exceed current estimates. Federal and North Carolina regulatory agencies, as an integral part of their examination process, review our loans and allowance for loan losses. Although we believe that our allowance for loan losses is adequate to provide for probable losses, there are no assurances that future increases in the allowance for loan losses will not be needed or that regulators will not require us to increase the allowance. Either of these occurrences could materially and adversely affect our earnings and profitability.

The quality of our assets has deteriorated over the past several years and may deteriorate in the future. The Bank is continuing to experience elevated levels of non-performing assets.

Our assets primarily consist of loans. Our success depends, to a significant extent, on the quality of our assets, particularly our loans. Like all financial institutions, we face the risk that our customers will not repay their loans, that the collateral securing the payment of those loans may be insufficient to assure repayment, and that we may be unsuccessful at recovering the remaining loan balances.

In connection with the global economic downturn, the Bank experienced rising levels of non-performing assets (including non-accrual loans, loans greater than 90 days past due and still accruing, and other real estate owned) from 2007 to 2010. The Bank has since undertaken a significant effort to reduce its non-performing assets. As a result, non-performing assets have decreased since the end of 2010, but remain elevated. Total non-performing assets at March 31, 2015, were $5.8 million, including $4.7 million in non-accrual loans, no loans greater than 90 days past due and still accruing, and $1.1 million in other real estate owned. The Bank also had $1.1 million in loans 30–89 days past due at March 31, 2015. Total non-performing assets at December 31, 2013, 2012 and 2011 were $6.0 million, $12.7 million and $27.6 million, respectively. The ratio of non-performing assets to total assets was 1.59% at March 31, 2015, as compared to 1.10% at December 31, 2014, and 1.42% at December 31, 2013.

Non-performing assets adversely affect our net income. They also increase our risk profile and the capital levels our regulators believe are appropriate in light of such risks. There can be no assurance that we will be able to continue to reduce our non-performing assets in a timely manner, that we will not experience increases in non-performing assets in the future, or that our non-performing assets will not result in future losses, which would adversely affect the value of our common stock.

Our concentration in loans secured by real estate may increase our credit losses, which would negatively affect our financial results.

We offer a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. Many of our loans are secured by real estate in our market area. Consequently, a decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loan portfolios are more geographically diverse.

In addition to the financial strength and cash flow characteristics of the borrower in each case, we often secure loans with real estate used as collateral. At March 31, 2015, approximately 91% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital levels and the value of our common stock could be adversely affected.

Risk of loan defaults and foreclosures are unavoidable in the banking industry, and we try to limit our exposure to this risk by monitoring our extensions of credit carefully. We cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

A significant percentage of our loan portfolio is secured by commercial real estate, and loans with this type of collateral are viewed as having more risk of default.

At March 31, 2015, we had approximately $114.9 million in loans secured by commercial real estate. These loans represented approximately 41% of our total loans outstanding at that date. The real estate consists primarily of owner-operated properties and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our percentage of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and the value of our common stock.

Our banking regulators generally give commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement improved underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures, which could have a material adverse effect on our results of operations.

A portion of our loan portfolio consists of construction and development loans.

As of March 31, 2015, approximately 8% of the total dollar value of our loan portfolio, or $21.7 million, consisted of construction and development loans. Although virtually all of these loans are secured by real estate, our management believes that, in the case of many of these loans, the real estate collateral is not being relied on as the primary source of repayment. Nevertheless, declining real estate values and poor economic conditions have had a negative effect on our earnings and capital in recent years. When we are required to liquidate the collateral securing a loan to satisfy the debt, our earnings and capital may be adversely affected. Reduced real estate values may result in potential adverse effects on our earnings and capital, which could have a material adverse effect on the value of our common stock.

Our amount of foreclosed assets may increase, resulting in additional losses, costs and expenses that will negatively impact our operations.

As of March 31, 2015, we had a total of approximately $1.1 million of other real estate owned, compared to $1.2 million and $5.0 million at December 31, 2013 and 2012, respectively. Although our amount of other real estate owned has been declining, it could increase in the future due to, among other things, the economic conditions in our market areas. As a result of market conditions, we may find it difficult to dispose of our foreclosed assets, which could materially increase our maintenance costs and expenses and could materially and adversely affect our business, financial condition and results of operation.

We may be required to take a charge to income as a result of new appraisals of real estate owned by us, or of property that serves as collateral for our loans.

When we make a loan with real estate as collateral, we obtain an appraisal of the real estate to determine its market value and may obtain updated appraisals from time to time thereafter. We also obtain appraisals when we take ownership of real estate in connection with the resolution of a loan in order to determine our ability to sell the repossessed collateral. Due to deterioration in our local real estate markets over the past several years, many of our recently appraised collateral values have been lower than our carrying values. When property is re-appraised at a lower value than our carrying value, we must absorb that loss in value as a charge to income, which has an adverse effect on the results of our operations, as well as the value of our common stock.

Our profitability is subject to interest rate risk. Changes in interest rates could have an adverse effect on our operating results.

Our profitability depends, to a large extent, on our net interest income, which is the difference between our income on interest-earning assets and our expense on interest-bearing deposits and other liabilities. In other words, to be profitable, we have to earn more interest on our loans and investments than we pay on our deposits and borrowings. Like most financial institutions, we are affected by changes in general interest rate levels and by other economic factors beyond our control. Interest rate risk arises in part from the mismatch (i.e., the interest sensitivity “gap”) between the dollar amounts of repricing or maturing interest-earning assets and interest-bearing liabilities, and is measured in terms of the ratio of the interest rate sensitivity gap to total assets. When more interest-earning assets than interest-bearing liabilities will reprice or mature over a given time period, a bank is considered asset-sensitive and has a positive gap. When more liabilities than assets will reprice or mature over a given time period, a bank is considered liability-sensitive and has a negative gap. A liability-sensitive position (i.e., a negative gap) may generally enhance net interest income in a falling interest rate environment and reduce net interest income in a rising interest rate environment. An asset-sensitive position (i.e., a positive gap) may generally enhance net interest income in a rising interest rate environment and reduce net interest income in a falling interest rate environment. Our ability to manage our gap position determines to a great extent our ability to operate profitably. However, fluctuations in interest rates are not predictable or controllable, nor do specific asset and liability groups reprice at the same time or in the same magnitude as general changes in interest rates. Therefore, we cannot assure you we will be able to manage net interest income in a manner that will allow us to become or remain profitable.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Liquidity is essential to our business. An inability to raise funds through deposits, borrowings, the sale of loans and other sources could have a substantial negative effect on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms which are acceptable to us, could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could detrimentally affect our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated or further adverse regulatory action against us. Our ability to borrow could also be impaired by factors that are not specific to us, such as a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry.

Among other sources of funds, we rely heavily on deposits for funds to make loans and provide for our other liquidity needs. However, our loan demand has historically exceeded the rate at which we have been able to build core deposits, so we have relied heavily on interest-sensitive deposits, including wholesale deposits, as sources of funds. Those deposits may not be as stable as other types of deposits and, in the future, depositors may not renew those deposits when they mature, or we may have to pay a higher rate of interest to attract or retain them or to replace them with other deposits or with funds from other sources. Not being able to attract those deposits, or to retain or replace them as they mature, would adversely affect our liquidity. Paying higher deposit rates to attract, retain or replace those deposits could have a negative effect on our interest margin and operating results.

We may face increasing deposit-pricing pressures, which may, among other things, reduce our profitability.

Deposit pricing pressures may result from competition as well as changes to the interest rate environment. Economic conditions in recent years have intensified competition for deposits. The competition has had an impact on interest rates paid to attract deposits as well as fees charged on deposit products. In addition to the competitive pressures from other depository institutions, we face heightened competition from non-depository financial products such as securities and other alternative investments.

Furthermore, technology and other market changes have made it more convenient for bank customers to transfer funds for investing purposes. Bank customers also have greater access to deposit vehicles that facilitate spreading deposit balances among different depository institutions to maximize FDIC insurance coverage. In addition to competitive forces, we also are at risk from market forces as they affect interest rates. It is not uncommon when interest rates transition from a low interest rate environment to a rising rate environment for deposit and other funding costs to rise in advance of yields on earning assets. In order to keep deposits required for funding purposes, it may be necessary to raise deposit rates without commensurate increases in asset pricing in the short term.

We are unable to accept brokered deposits without prior approval from the FDIC, which may adversely affect our liquidity and our ability to meet our obligations, including the payout of deposit accounts.

Because the Bank is subject to enhanced regulatory supervision, both under the consent order described above and under FDIC regulations, it is unable to accept, renew or roll over brokered deposits absent a waiver from the FDIC. This limits our access to funding sources and could adversely affect our liquidity and net interest margin. As of March 31, 2015, we had no brokered deposits. If we are unable to continue to attract deposits and maintain sufficient liquidity, our ability to meet our obligations, including the payout of deposit accounts would be adversely affected. If our liquidity becomes severely impaired and we are unable to meet our financial obligations, including the payout of deposit accounts, the Bank could be placed into receivership and you could lose the entire amount of your investment.

The fair value of our investment securities can fluctuate due to factors outside of our control.

As of March 31, 2015, the fair value of our investment securities portfolio was approximately $13.4 million. Factors beyond our control can significantly influence the fair value of securities in our portfolio and can cause potential adverse changes to the fair value of these securities. These factors include, but are not limited to, rating agency actions in respect of the securities, defaults by the issuer or with respect to the underlying securities, monetary tapering actions by the Federal Reserve, and changes in market interest rates and instability in the capital markets. Any of these factors, among others, could cause other-than-temporary impairments and realized and/or unrealized losses in future periods and declines in other comprehensive income, which could materially and adversely affect our business, results of operations, financial condition and prospects, as well as the value of our common stock. The process for determining whether impairment of a security is other-than-temporary usually requires complex, subjective judgments about the future financial performance and liquidity of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security.

We depend on the services of our current management team.

Our operating results and ability to adequately manage our growth and minimize loan losses are highly dependent on the services, managerial abilities and performance of our executive officers. Smaller banks, like us, sometimes find it more difficult to attract and retain experienced management personnel than larger banks. We currently have an experienced management team that our board of directors believes is capable of managing the Bank. However, changes in key personnel and their responsibilities may disrupt our business and could have a material adverse effect on our business, operating results and financial condition.

The success of our strategy depends on our ability to identify and retain individuals with experience and relationships in our markets.

In order to be successful, we must identify and retain experienced key management members with local expertise and relationships. We expect that competition for qualified personnel will be intense and that there will be a limited number of qualified persons with knowledge of and experience in the community banking industry in our chosen geographic market. Even if we identify individuals that we believe could assist us in building our franchise, we may be unable to recruit these individuals away from more established banks. In addition, the process of identifying and recruiting individuals with the combination of skills and attributes required to carry out our strategy is often lengthy. Our inability to identify, recruit, and retain talented personnel could limit our growth and could materially adversely affect our business, financial condition, and results of operations as well as the value of our common stock.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject to the payment of FDIC deposit insurance assessments. The Bank’s regular assessments are determined by its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses. High levels of bank failures in recent years and increases in the statutory deposit insurance limits have increased resolution costs to the FDIC and put significant pressure on the Deposit Insurance Fund. In order to maintain a strong funding position and restore the reserve ratios of the Deposit Insurance Fund, the FDIC increased deposit insurance assessment rates and charged a special assessment to all FDIC-insured financial institutions. Further increases in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

Legislation and regulatory proposals may materially adversely affect our business and results of operations.

The banking industry is heavily regulated. We are subject to examinations, supervision and comprehensive regulation by various federal and state agencies. Our compliance with these regulations is costly and restricts certain of our activities. Banking regulations are primarily intended to protect the federal deposit insurance fund and depositors, not shareholders. The burden imposed by federal and state regulations puts banks at a competitive disadvantage compared to less regulated competitors such as finance companies, mortgage banking companies and leasing companies. Changes in the laws, regulations and regulatory practices affecting the banking industry may increase our costs of doing business or otherwise adversely affect us and create competitive advantages for others. Federal economic and monetary policies may also affect our ability to attract deposits and other funding sources, make loans and investments and achieve satisfactory interest spreads.

In 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) became law. The Dodd-Frank Act represented a significant overhaul of many aspects of the regulation of the financial-services industry, including new or revised regulation of such things as systemic risk, capital adequacy, deposit insurance assessments and consumer financial protection. In addition, the federal banking regulators have issued joint guidance on incentive compensation and other matters. Complying with these and other new legislative or regulatory requirements, and any programs established thereunder, could have a material adverse impact on our results of operations and financial condition.

In July 2013, the federal banking agencies approved rules that significantly changed the regulatory capital requirements of all banking institutions in the United States. The new rules are designed to implement the recommendations with respect to regulatory capital standards, commonly known as Basel III, approved by the International Basel Committee on Bank Supervision. We became subject to the new rules beginning January 1, 2015, subject to a multi-year transition period applicable to certain rules. The new rules establish a new regulatory capital standard based on Tier 1 common equity and increase most of the required minimum regulatory capital ratios. The rules also change how a number of the regulatory capital components are calculated. The new rules will generally require us to maintain greater amounts of regulatory capital. The application of more stringent capital requirements could, among other things, result in lower returns on equity, require us to raise additional capital, result in regulatory actions such as the inability to pay dividends or repurchase shares if we were to be unable to comply with such requirements, and otherwise have a material adverse effect on our business, financial condition and results of operations. Such capital, however, may not be available when we need it or may be available only on unfavorable terms, and may have unfavorable impacts on us and our shareholders.

To be profitable, we must compete successfully with other financial institutions which have greater resources and capabilities than we do.

The banking business in North Carolina in general, and in our market area of central North Carolina, is highly competitive. Many of our competitors are larger and have greater resources than we do and have been in existence a longer period of time. We compete with these institutions both in attracting deposits and originating loans. We may not be able to attract customers away from our competition. We compete for loans and deposits with the following types of institutions:

- other commercial banks	- securities brokerage firms

- savings banks	- mortgage brokers

- thrifts	- insurance companies

- trust companies	- mutual funds

- credit unions

Competitors that are not depository institutions are generally not regulated as extensively as we are and, therefore, may have greater flexibility in competing for business. Other competitors are subject to similar regulation but have the advantages of larger established customer bases, higher lending limits, extensive branch networks, greater advertising-marketing budgets, or other factors. We still may not be able to successfully compete with the larger banks in our market area and this could have a material adverse effect on the value of our common stock.

We are limited in the amount we can lend to one borrower.

Our legal lending limit is determined by law and is 15% of our permitted capital accounts with an additional 10% available for certain loans meeting heightened collateral requirements. This means that the size of loans which we can offer our customers is smaller than the size of loans that our larger competitors are able to offer. This limit may affect, to some degree, our success in establishing relationships with the larger businesses in our market. We satisfy loan requests in excess of our lending limit through the sale of participations in such loans to other banks. However, we cannot assure you that we will be able to attract or maintain customers seeking larger loans or that we will be able to sell participations in such loans on terms we consider favorable. Our inability to attract and maintain these customers or our inability to sell loan participations on favorable terms could adversely impact our business, financial condition, results of operation, and the value of our common stock.

Consumers may decide not to use banks to complete their financial transactions.

Technology and other changes are allowing consumers to complete financial transactions through alternative methods that historically have involved banks. For example, consumers can now maintain funds that would have historically been held as bank deposits in brokerage accounts, mutual funds or general-purpose reloadable prepaid cards. Consumers can also complete transactions such as paying bills and transferring funds directly without the assistance of banks. The process of eliminating banks as intermediaries could result in the loss of fee income, as well as the loss of customer deposits and the related income generated from those deposits. The loss of these revenue streams and the lower cost of deposits as a source of funds could have a material adverse effect on our financial condition and results of operations.

Negative public opinion could damage our reputation and adversely impact our earnings and the value of our common stock.

Reputation risk, or the risk to our business, earnings, and capital from negative public opinion, is inherent in our operations. Negative public opinion can result from our actual or alleged conduct in any number of activities, including lending practices, corporate governance and acquisitions, and from actions taken by government regulators and community organizations in response to those activities. Negative public opinion can adversely affect our ability to keep and attract clients and employees and can expose us to litigation and regulatory action. Although we take steps to minimize reputation risk in dealing with our clients and communities, this risk will always be present given the nature of our business.

Changes in accounting standards could impact reported earnings.

The accounting standard setters, including the Financial Accounting Standards Board, the Securities and Exchange Commission, and other regulatory bodies, periodically change the financial accounting and reporting standards that govern the preparation of our consolidated financial statements. These changes can be hard to predict and can materially impact how we record and report our financial condition and results of operations. In some cases, we could be required to apply a new or revised standard retroactively, resulting in the restatement of prior period financial statements.

Significant legal actions could subject us to substantial liabilities.

We are from time to time subject to claims related to our operations. These claims and legal actions, including supervisory actions by our regulators, could involve large monetary claims and significant defense costs. As a result, we may be exposed to substantial liabilities, which could adversely affect our results of operations and financial condition.

Among the laws that apply to us, the USA PATRIOT and Bank Secrecy Acts require financial institutions to develop programs to prevent financial institutions from being used for money laundering and terrorist activities. If such activities are detected, financial institutions are obligated to file suspicious activity reports with the Treasury’s Office of Financial Crimes Enforcement Network. These rules require financial institutions to establish procedures for identifying and verifying the identity of customers seeking to open new financial accounts. Failure to comply with these regulations could result in fines or sanctions. Although we have developed policies and procedures designed to assist in compliance with these laws and regulations, no assurance can be given that these policies and procedures will be effective in preventing violations of these laws and regulations.

Our disclosure controls and procedures and internal controls may not prevent or detect all errors or acts of fraud.

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company in reports we file or submit under the Securities Exchange Act of 1934 is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or omission.

Additionally, controls can be circumvented by individual acts, by collusion by two or more people and/or by override of the established controls. Accordingly, because of the inherent limitations in our control systems and in human nature, misstatements due to error or fraud may occur and not be detected.

We are exposed to risk of environmental liabilities with respect to properties to which we take title.

In the course of our business we may foreclose and take title to real estate, potentially becoming subject to environmental liabilities associated with the properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. Costs associated with investigation or remediation activities can be substantial. If we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business and prospects and the value of our common stock.

Technological advances impact our business; our information systems may experience an interruption or breach in security.

To conduct our business, we rely heavily on new technology-driven products and services and on communications and information systems. Our future success will depend, in part, on our ability to address the needs of the Bank’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in operations. Furthermore, any failure, interruption or breach of the security of our information systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems. While we have policies and procedures designed to prevent or limit the effect of the failure, interruption or security breach of our information systems, there can be no assurance that we can prevent any such failures, interruptions or security breaches or, if they do occur, that they will be adequately addressed. The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations as well as the value of our common stock.

We depend on the accuracy and completeness of information about clients and counterparties, which, if incorrect or incomplete, could harm our earnings.

In deciding whether to extend credit or enter into other transactions with clients and counterparties, we may rely on information furnished to us by or on behalf of clients and counterparties, including financial statements and other financial information. We also may rely on representations of clients, counterparties or other third parties, such as independent auditors as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to clients, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles, or GAAP, and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our earnings are significantly affected by our ability to properly originate, underwrite, and service loans. Our financial condition, results of operations and the value of our common stock could be negatively impacted to the extent we incorrectly assess the creditworthiness of our borrowers, fail to detect or respond to deterioration in asset quality in a timely manner, or rely on information provided to us, such as financial statements that do not comply with GAAP, that is materially misleading.

We may face risks with respect to future mergers or acquisitions.

We may receive inquiries and have discussions with potential acquirers of us in the future. Acquisitions and mergers involve a number of risks, including, but not limited to valuation risk, integration risk, and management resources. There can be no assurance integration efforts for any future mergers or acquisitions will be successful. There is no assurance that, following any future mergers or acquisitions, integration efforts will be successful.

We may be required to repurchase mortgage loans sold into the secondary market.

We have entered into agreements to sell mortgage loans into the secondary market. These agreements typically require that we repurchase the loan in the event of a default. If we are required to repurchase a large number of mortgage loans from secondary market investors, our financial condition and results of operations could be adversely affected.

Deterioration in the fiscal position of the U.S. federal government and downgrades in U.S. Treasury and federal agency securities could adversely affect us and our subsidiary’s banking operations.

The long-term outlook for the fiscal position of the U.S. federal government is uncertain, as illustrated by the 2011 downgrade by certain rating agencies of the credit rating of the U.S. government and federal agencies. In addition to causing economic and financial market disruptions, any future downgrade, failure to raise the U.S. statutory debt limit, or deterioration in the fiscal outlook of the U.S. federal government, could, among other things, materially adversely affect the market value of the U.S. and other government and governmental agency securities that we hold, the availability of those securities as collateral for borrowing, and our ability to access capital markets on favorable terms. In particular, it could increase interest rates and disrupt payment systems, money markets, and long-term or short-term fixed income markets, adversely affecting the cost and availability of funding, which could negatively affect our profitability. Also, the adverse consequences could extend to those to whom we extend credit and could adversely affect their ability to repay their loans. Any of these developments could materially adversely affect our business, financial condition, results of operations and prospects, as well as the value of our common stock.

Risks Related to an Investment in our Common Stock

This prospectus permits selling shareholders to resell their shares. If they do so, the market price for our shares may fall and purchasers of our shares may be unable to resell them.

This prospectus covers 454,173,616 shares being offered for sale by existing shareholders. To the extent that these shares are sold into the market, there may be an oversupply of shares and an undersupply of purchasers. If this occurs, the market price for our shares may decline significantly and investors may be unable to sell their shares at a profit, or at all.

State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell shares.

Secondary trading in our common stock may not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock cannot be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted.

The market for our common stock has historically experienced significant price and volume fluctuations.

The market for our common stock has historically experienced and may continue to experience significant price and volume fluctuations similar to those experienced by the broader stock market in recent years. Generally, the fluctuations experienced by the broader stock market have affected the market prices of securities issued by many companies for reasons unrelated to their operating performance and may adversely affect the price of our common stock. In addition, our announcements of our quarterly operating results, changes in general conditions in the economy or the financial markets and other developments affecting us, our affiliates or our competitors could cause the market price of our common stock to fluctuate substantially.

The Company’s common stock is equity and therefore will be subordinate to any indebtedness and preferred stock of the Company.

Shares of the Company’s common stock are equity interests in the Company and do not constitute indebtedness. As such, shares of the Company’s common stock will rank junior to any indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including a liquidation of the Company. Additionally, holders of the Company’s common stock are subject to the prior dividend and liquidation rights of any holders of the Company’s preferred stock then outstanding.

The historically low trading volume in our common stock may adversely affect your ability to resell shares at prices that you find attractive, or at all.

Our common shares are quoted on the OTC Pink marketplace operated by OTC Markets Group Inc. The average daily trading volume for our common shares is less than larger financial institutions. During the past 12 months, the average daily trading volume for our common shares was approximately 26,944 shares. Due to its relatively small trading volume, sales of our common shares may place significant downward pressure on the market price of our common shares. Furthermore, it may be difficult for holders to resell their shares at prices they find attractive, or at all.

We are not currently permitted to pay dividends on our common stock, and we may be unable to pay future dividends. As a result, capital appreciation, if any, of our common stock may be your sole opportunity for gains on your investment for the foreseeable future.

Under the terms of the written agreement between the Company and the Federal Reserve Bank of Richmond, the Company is not permitted to pay dividends without the prior approval of the Federal

Reserve. Further, the Company’s principal source of funds to pay dividends on its common stock is cash dividends that it receives from the Bank. Because of the consent order, the Bank may not pay any dividends without obtaining prior approval from the FDIC and the North Carolina Commissioner of Banks. We do not expect to be granted such approvals or to be released from these restrictions until the enforcement actions are modified or terminated. In addition, assuming our regulators permit the Bank to pay dividends in the future, the Bank’s regulatory authorities regulate the amount of dividends that the Bank may pay. The Company’s cash flows and results of operations could be materially adversely affected by reductions in dividends payable by the Bank. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including our future earnings, capital requirements, financial condition, future prospects, regulatory restrictions and other factors that our board of directors may deem relevant. We can provide no assurance regarding whether, and if so when, we will be able to make payments of dividends in the future.

Our securities, including the offered shares, are not FDIC insured.

Our common stock is not a savings or deposit account or other obligation of the Bank, and is not insured by the FDIC or any other governmental agency and is subject to investment risk, including the possible loss of principal.

USE OF PROCEEDS

We will not receive any proceeds from the resale of already issued and outstanding shares of common stock by the selling shareholders which are offered in this prospectus.

MARKET FOR OUR COMMON STOCK

Our common shares are quoted on the OTC Pink marketplace operated by OTC Markets Group Inc., under the symbol “BCAR.” As of May 11, 2015, we had issued and outstanding 462,028,831 shares of common stock held by approximately 1,844 total shareholders, including 974 shareholders of record and approximately 870 holders whose shares were in “street name.” Trading in our common stock has historically been thin.

The following table lists high and low published prices of our common stock for each calendar quarter during 2014 and 2013. Prices in the table reflect inter-dealer prices, without retail mark-up, mark-down, or commission and may not represent actual transactions.

	2015		2014		2013
Period	High	Low	High	Low	High	Low
1st Quarter	$0.19	$0.13	$0.84	$0.45	$0.61	$0.17
2nd Quarter	0.15*	0.13*	0.56	0.42	0.64	0.34
3rd Quarter	--	--	1.35	0.45	1.55	0.41
4th Quarter	--	--	0.75	0.14	0.90	0.54

* Through May 15, 2015

BLUE SKY

Each state has its own securities laws, often called “blue sky” laws, which (1) limit sales of securities to a state’s residents unless the securities are registered in that state or qualify for an exemption from registration, and (2) govern the reporting requirements for broker-dealers doing business directly or indirectly in the state. Before a security is sold in a state, there must be a registration in place to cover the transaction, or it must be exempt from registration. The applicable broker-dealer must also be registered in that state.

The National Securities Markets Improvement Act of 1996, or NSMIA, is a federal law that preempts certain aspects of state securities law. Under NSMIA, states are not permitted to require registration under their blue sky laws of certain “covered securities,” including securities listed or authorized for listing on a national securities exchange. Furthermore, states are not permitted to require a company to make notice filings or pay filing fees when conducting offers and sales of securities that are listed or authorized for listing on a national securities exchange. As stated above, our common stock is quoted on the OTC Pink marketplace. The OTC Pink is not registered with the SEC as a national securities exchange. As a result, sales of our common stock on the OTC Pink are subject to state blue sky laws.

Holders of shares of our common stock are responsible for complying with state blue sky laws with respect to their secondary trading activity. Holders may determine the restrictions, if any, in their state by consulting the applicable state statutes and regulations or by consulting with their legal advisors.

The holders of shares of our common stock and persons who desire to purchase them should be aware that there may be significant state law restrictions upon the ability of investors to resell our shares. Investors should consider any secondary market for the Company’s securities to be a limited one.

DIVIDEND POLICY

We are currently under multiple statutory and regulatory restrictions that prohibit our payment of dividends. We do not anticipate that we will declare or pay cash dividends on our common stock in the foreseeable future.

Under the terms of the written agreement between the Company and the Federal Reserve Bank of Richmond, the Company is not permitted to pay dividends without the prior approval of the Federal Reserve. Further, the Company’s principal source of funds to pay dividends on its common stock is cash dividends that it receives from the Bank. Because of the consent order, the Bank may not pay any dividends without obtaining prior approval from the FDIC and the Commissioner. We do not expect to be granted such approvals or to be released from these restrictions until the enforcement actions are modified or terminated. In addition, assuming our regulators permit the Bank to pay dividends in the future, the Bank’s regulatory authorities regulate the amount of dividends that the Bank may pay.

You should not invest in our common stock if you need dividend income from your investment

DESCRIPTION OF OUR SECURITIES

The following summary describes material terms of our capital stock. The summary is not complete and is qualified in its entirety by reference to the provisions of our articles of incorporation and bylaws, and to applicable provisions of the North Carolina Business Corporation Act.

General

Our authorized capital stock consists of:

-	500,000,000 shares of voting common stock, no par value per share;

-	80,000,000 shares of non-voting common stock, no par value per share; and

-	3,000,000 shares of preferred stock, no par value.

Our articles of incorporation authorize our board of directors to issue shares of our preferred stock from time to time, to create separate series of preferred stock within the class, and to determine the number of shares, designations, terms, relative rights, preferences and limitations of the preferred stock, or of shares within each series of preferred stock, at the time of issuance, all by its resolution. Therefore, without approval of the holders of our voting common stock, non-voting common stock or preferred stock (except as may be required under the terms of our Junior Participating Preferred Stock, Series B, as described below or by North Carolina law), our board of directors may authorize the issuance of preferred stock with voting, dividend, and liquidation preferences over our voting and non-voting common stock and any other outstanding preferred stock, and conversion and other rights that could dilute the voting power or other rights or adversely affect the market value of our outstanding voting and non-voting common stock and other preferred stock.

As of May 11, 2015, we had issued and outstanding 462,028,831 shares of common stock held by approximately 1,844 total shareholders, including 974 shareholders of record and approximately 870 holders whose shares were in “street name.” There were no shares of non-voting common stock or preferred stock issued and outstanding as of May 11, 2015.

Shares of our capital stock represent equity interests in our company and are not bank deposits, savings accounts or other obligations of or guaranteed by the Bank. Our capital stock is neither insured nor guaranteed by the FDIC’s deposit insurance fund or any other governmental agency and is subject to investment risks, including the possible loss of your entire investment.

Voting Common Stock

Voting Rights. The holders of our voting common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our voting common shareholders. Except in elections of directors as discussed below and in the case of certain other corporate actions for which higher voting requirements are required by the North Carolina Business Corporation Act (including mergers, share exchanges, sales of assets and dissolution), if a quorum exists, action on a matter is approved if the votes cast favoring the action exceed the votes cast opposing the action. Holders of our voting common stock may not vote cumulatively in the election of our directors.

The North Carolina Control Share Acquisition Act, in general, provides that shares of our voting stock acquired in a “control share acquisition” (“Control Shares”) will have no voting rights unless those rights are granted by resolution adopted by the holders of at least a majority of our outstanding shares entitled to vote in the election of our directors, excluding shares held by the person who has acquired or proposes to acquire the Control Shares and excluding shares held by our officers or any directors who also are our employees. “Control Shares” are defined as shares acquired by any person which, when added to any other shares already owned by that person, would entitle the person (except for the application of the Act) to voting power in the election of our directors equal to or greater than (1) one-fifth of all voting power, (2) one-third of all voting power, or (3) a majority of all voting power. “Control share acquisition” means, with certain exceptions, the acquisition by a person of beneficial ownership of Control Shares. Among others, exceptions to the definition include a purchase of shares directly from us, and an acquisition pursuant to the laws of descent and distribution or in a transaction pursuant to an agreement to which we are a party.

Dividends. Subject to preferences to which holders of any shares of our preferred stock may be entitled, holders of our voting common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. Under North Carolina law, we are authorized to pay dividends as declared by our board of directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank. The Bank’s ability to pay dividends to us is subject to regulatory restrictions that apply to North Carolina banks.

A discussion of other restrictions on our and the Bank’s ability to pay cash dividends is contained in this prospectus under the caption “Dividend Policy” on page 34.

No Preemptive Rights. Holders of our voting common stock do not have preemptive, conversion or subscription rights to acquire other or additional shares of any class of stock or other securities we may issue in the future.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our voting common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities and the satisfaction of the liquidation preferences of the holders of any series of our preferred stock then outstanding.

Miscellaneous. Holders of our voting common stock do not have any redemption, sinking fund or conversion rights. Broadridge Corporate Issuer Solutions, Edgewood, New York, acts as registrar and transfer agent for our voting common stock. The rights of the holders of our voting common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may establish in the future.

Non-Voting Common Stock

As of the date of this prospectus, there were no shares of our non-voting common stock issued and outstanding. The following is a description of the rights that holders of our non-voting common stock would have in the event that shares of such non-voting common stock are issued in the future.

Voting Rights. The holders of our non-voting common stock will have no voting power and will not be entitled to vote on any matter except as required by law or described herein. The affirmative vote of a majority of the outstanding shares of non-voting common stock, voting separately as a class, will be required to amend, alter, or repeal (including in the context of a merger, consolidation or otherwise) any provision of the articles of incorporation if the amendment, alteration, or repeal adversely affects the powers, preferences, or rights of the non-voting common stock in a manner that is materially adverse from the effect of such amendment, alteration, or repeal on the voting common stock.

Dividends. Shares of our non-voting common stock carry the same rights and privileges as shares of our voting common stock with respect to dividends. However, no dividend payable in voting common stock will be declared on the non-voting common stock and no dividend payable in non-voting common stock will be declared on the voting common stock. Instead, in the case of a stock dividend, the voting common stock and the non-voting common stock will receive such dividend in shares of like stock.

Subject to preferences to which holders of any shares of our preferred stock may be entitled, holders of our non-voting common stock are entitled to receive ratably any dividends that may be declared from time to time by the board of directors out of funds legally available for that purpose. Under North Carolina law, we are authorized to pay dividends as declared by our board of directors, provided that no such distribution results in our insolvency on a going concern or balance sheet basis. However, although we are a legal entity separate and distinct from the Bank, our principal source of funds with which we can pay dividends to our shareholders is dividends we receive from the Bank. For that reason, our ability to pay dividends effectively is subject to the same limitations that apply to the Bank. The Bank’s ability to pay dividends to us is subject to regulatory restrictions that apply to North Carolina banks.

A discussion of other restrictions on our and the Bank’s ability to pay cash dividends is contained in this prospectus under the caption “Dividend Policy” on page 34.

No Preemptive Rights. Holders of our non-voting common stock do not have preemptive, conversion or subscription rights to acquire other or additional shares of any class of stock or other securities we may issue in the future.

Liquidation. In the event of our liquidation, dissolution or winding up, holders of our non-voting common stock will be entitled to share in our assets remaining after the payment or provision for payment of our debts and other liabilities, our trust preferred securities, and the satisfaction of the liquidation preferences of the holders of outstanding shares of any series of our preferred stock then outstanding.

Miscellaneous. Holders of our non-voting common stock do not have any redemption, sinking fund or conversion rights. The rights of the holders of our non-voting common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may establish in the future.

Shares of our non-voting common stock will be treated the same as voting common stock in any merger, consolidation, share exchange, or other similar transaction. If the Company in any manner splits, subdivides, or combines the outstanding shares of voting common stock or non-voting common stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided, or combined in the same manner proportionately and on the same basis per share.

Series B Preferred Stock

Effective July 24, 2014, the Company amended its articles of incorporation for the purpose of fixing the preferences, limitations, and relative rights of a new series of its preferred stock, designated as Junior Participating Preferred Stock, Series B, which we refer to as our Series B Preferred Stock. The creation of the Series B Preferred Stock is required under the terms of the Company’s Tax Benefits Preservation Plan dated as of July 11, 2014. A copy of the Tax Benefits Preservation Plan was included as an exhibit to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 17, 2014.

As of the date of this prospectus, there were no shares of our Series B Preferred Stock issued and outstanding. The following is a description of the rights that holders of our Series B Preferred Stock would have in the event that shares of such Series B Preferred Stock are issued in the future. The Company does not intend to issue any shares of Series B Preferred Stock unless required under the terms of its Tax Benefits Preservation Plan.

There are 500,000 authorized shares of Series B Preferred Stock. The board of directors may increase or decrease the number of authorized shares, subject to certain restrictions. Unless otherwise provided in articles of amendment relating to a subsequent series of the Company’s preferred stock, the Series B Preferred Stock ranks junior to all other series of the Company’s preferred stock and senior to the Company’s common stock with respect to the payment of dividends and the distribution of assets.

Holders of the Series B Preferred Stock are entitled to quarterly cash dividends payable on the first business day of March, June, September, and December each year. The quarterly dividend is equal to 1,000 times the aggregate per share amount of all cash dividends and 1,000 times the aggregate per share amount of all non-cash dividends and distributions declared on the Company’s common stock since the immediately preceding quarterly dividend payment date, subject to certain exceptions and adjustments.

In the event any dividend or distribution on the Series B Preferred Stock has been declared but is unpaid, the Company generally may not (i) declare or pay dividends or distributions on any shares of stock ranking junior to the Series B Preferred Stock, including the Company’s common stock (the “Junior Stock”), (ii) declare or pay dividends or distributions on any shares of stock ranking equally with the Series B Preferred Stock (the “Parity Stock”), except dividends paid ratably on both the Series B Preferred Stock and the Parity Stock, (iii) redeem any shares of Junior Stock, or (iv) redeem any shares of Series B Preferred Stock or Parity Stock.

Each share of Series B Preferred Stock is generally entitled to 1,000 votes on all matters submitted to a vote of the Company’s shareholders, subject to adjustment in certain circumstances.

Shares of the Series B Preferred Stock are generally not transferable, except by a registered holder (i) to an affiliate of such registered holder; (ii) to the Company; (iii) in a public distribution; (iv) in a transaction after which no transferee or group of transferees would hold 2% or more of any class of the Company’s common stock; or (v) to a transferee that owns at least 50% of the Company’s common stock prior to such transfer.

Upon any liquidation, dissolution, or winding up of the Company, no distribution may be made to the holders of shares of Junior Stock unless the holders of the Series B Preferred Stock have received $100 per share plus any declared but unpaid dividends. Holders of the Series B Preferred Stock are also entitled to receive, subject to certain adjustments, an amount equal to 1,000 times the aggregate amount to be distributed to holders of shares of Junior Stock or Parity Stock, except distributions made ratably on the Series B Preferred Stock and the Parity Stock.

In the event the Company enters into any consolidation, merger, share exchange, combination, or other transaction in which the shares of the Company’s common stock are exchanged for or changed into other stock or securities, cash or any other property, or any combination of the foregoing, then in any such case each share of Series B Preferred Stock will be similarly exchanged or changed into an amount per share, subject to certain adjustments, equal to 1,000 times the aggregate amount of stock, securities, cash or any other property, as the case may be, into which or for which each share of the Company’s common stock is changed or exchanged.

The shares of Series B Preferred Stock will not be redeemable.

Charter, Bylaw and Statutory Provisions Having Potential “Anti-takeover” Effects

The following paragraphs summarize certain provisions of our articles of incorporation, bylaws and North Carolina law that may have the effect, or be used as a means, of delaying or preventing attempts to acquire or take control of our company, or to remove or replace incumbent directors, that are not first approved by our board of directors, even if those proposed actions are favored by our shareholders.

Authorized Shares. Our articles of incorporation authorize the issuance of 500,000,000 shares of voting common stock, 80,000,000 shares of non-voting common stock and 3,000,000 shares of preferred stock.

Our board of directors is authorized to approve the issuance of shares of our voting and non-voting common stock or preferred stock from time to time and, in the case of the preferred stock, to create separate series of preferred stock within the class, and to determine the number of shares, designations, terms, relative rights, preferences and limitations of the preferred stock, or of shares within each series of preferred stock, at the time of issuance, all by its resolution. Those provisions give our board of directors considerable flexibility to effect, among other transactions, financings, acquisitions, stock dividends, stock splits and grants of stock options. However, the board’s authority also could be used, consistent with the board’s fiduciary duty, to deter future attempts to gain control of our company by issuing additional voting or non-voting common stock, or by issuing a series of preferred stock, to persons friendly to management in order to attempt to block a tender offer, merger or other transaction by which a third party seeks to gain control.

Voting Limitation. The North Carolina Business Corporation Act contains a control share acquisition statute which applies to us. In general, that Act provides that where a shareholder acquires issued and outstanding shares of a corporation’s voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval by shareholders of the control share acquisition must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority of all our outstanding shares entitled to vote in the election of directors, excluding “interested shares,” defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation.

Advance Notice of Director Nominations. Our bylaws provide that a shareholder who intends to nominate a candidate for election as a director at a meeting of shareholders must give us written notice of the nomination containing specified information not later than the close of business on the tenth business day following the date on which notice of the meeting is given to shareholders. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure. That requirement limits the right of shareholders to nominate director candidates.

Special Meetings of Shareholders. Our bylaws provide that special meetings of our shareholders may be called only by or at the direction of our chief executive officer or board of directors. Therefore, our shareholders have no separate right to call a special meeting or to require that a special meeting be called.

Certain Business Combinations. The North Carolina Shareholder Protection Act provides that, unless specified “fair price” and procedural requirements are satisfied, the affirmative vote of the holders of 95% of our outstanding voting stock is required to approve various types of business combinations (including mergers and the sale of all or substantially all of our assets) between us and another entity which owns more than 20% of our voting shares.

Amendment of Bylaws. Subject to certain limitations under North Carolina law, our bylaws may be amended or repealed by either our board of directors or our shareholders. Therefore, our board is authorized to amend or repeal bylaws without the approval of our shareholders. However, a bylaw adopted, amended or repealed by our shareholders may not be readopted, amended or repealed by the board alone unless our articles of incorporation or a bylaw adopted by our shareholders authorizes the board to adopt, amend or repeal that particular bylaw or the bylaws generally.

Certain Provisions of Federal Law

The acquisition of more than 10% of our outstanding voting common stock may, in certain circumstances, be subject to the provisions of the Change in Bank Control Act of 1978. The FDIC has also adopted a regulation pursuant to the Change in Bank Control Act which generally requires persons who at any time intend to acquire control of an FDIC-insured state-chartered non-member bank, either directly or indirectly through an acquisition of control of its holding company, to provide 60 days prior written notice and certain financial and other information to the FDIC. Control for the purpose of this Act exists in situations in which the acquiring party has voting control of at least 25% of any class of voting stock or the power to direct the management or policies of the Bank or the holding company. However, under FDIC regulations, control is presumed to exist where the acquiring party has voting control of at least 10% of any class of voting securities if (a) the Bank or holding company has a class of voting securities which is registered under section 12 of the Securities Exchange Act of 1934, or (b) the acquiring party would be the largest holder of a class of voting shares of the Bank or the holding company. The statute and underlying regulations authorize the FDIC to disapprove a proposed acquisition on certain specified grounds.

Prior approval of the Federal Reserve Board would be required for any acquisition of control of the Company or the Bank by any bank holding company under the Bank Holding Company Act. Control for purposes of the Bank Holding Company Act would be based on, among other factors, a 25% voting stock test or on the ability of the holding company otherwise to control the election of a majority of our board of directors. As part of such acquisition, the acquiring company (unless already so registered) would be required to register as a bank holding company under the Bank Holding Company Act.

Indemnification of Directors and Officers

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons under the provisions discussed above or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Securities Registrar

The transfer agent and securities registrar for our voting common stock is Broadridge Corporate Issuer Solutions, Edgewood, New York.

Shares Available for Future Sale

As of the date of this prospectus, there are 462,028,831 shares of common stock issued and outstanding. Upon the effectiveness of the registration statement of which this prospectus is a part, 454,173,616 shares of common stock covered by this prospectus will be eligible for immediate resale in the public market. Upon completion of this offering we expect to have 462,028,831 shares of common stock issued and outstanding. As of March 31, 2015, we had outstanding options under our stock option plans to purchase an aggregate of 4,500 shares of our voting common stock.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareholders. The following table describes the beneficial ownership of our common stock on May 11, 2015, by each person or entity known to us to be the beneficial owner of more than five percent of our outstanding common stock.

Name and address of beneficial owner	Amount and nature of beneficial ownership	Percent of class

EJF Capital LLC 2107 Wilson Boulevard Suite 410 Arlington, VA 22201	44,935,687(1)	9.73%

FJ Capital Management LLC 1313 Dolley Madison Blvd., Suite 306 McLean, VA 22101	44,935,688(2)	9.73%

Ithan Creek Master Investors (Cayman) L.P. c/o Wellington Management Group LLP 280 Congress Street Boston, MA 02210	44,710,448(3)	9.68%

Mendon Capital Master Fund Ltd. 115 S. LaSalle, 34th Floor Chicago, IL 60603	44,935,688(4)	9.73%

TFO Financial Institutions Restructuring Fund II LLC 555 5th Avenue, 6th Floor New York, NY 10017	44,831,488(5)	9.70%

(1)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on October 30, 2014, and the information contained therein. Includes 5,090,587 shares owned by EJF Financial Opportunities Master Fund LP; 5,090,587 shares owned by 1907 EJF Fund, Ltd.; and 34,754,513 shares owned by EJF Sidecar Fund, Series LLP – Series D.

(2)	Based on Schedule 13D filed with the Securities and Exchange Commission on August 11, 2014, and the information contained therein. Includes 37,535,688 shares owned by Bridge Equities III, LLC, 5,000,000 shares owned by Rock Creek FJ Fund SP, and 2,400,000 shares owned by FJ Capital Management LLC.

(3)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 12, 2015, and the information contained therein.

(4)	Based on Schedule 13D filed with the Securities and Exchange Commission on July 28, 2014, and the information contained therein.

(5)	Based on Schedule 13G/A filed with the Securities and Exchange Commission on February 9, 2015, and the information contained therein.

Directors and Executive Officers. The following table describes the beneficial ownership of our common stock on May 11, 2015, by our current directors and named executive officers, individually, and by all our directors and named executive officers as a group.

Name of beneficial owner	Amount and nature of beneficial ownership(1)	Percent of class(2)
Derek J. Ferber	44,935,688(3)	9.73%
Harvey L. Glick	5,000,000	1.08%
George E. Jordan	1,006,402(4)	0.22%
Henry H. Land	218,589	0.05%
Sam D. Norton	2,500,000	0.54%
Grady L. McClamrock, Jr.	1,056,419(5)	0.23%
Megan W. Patton	101,112(6)	0.02%
John D. Russ	2,000,000(7)	0.43%
Dr. Lynne Scott Safrit	65,384	0.01%
Anton V. Schutz	44,935,688(8)	9.73%
Stephen R. Talbert	1,040,256(9)	0.23%
All current directors and executive officers as a group (11 people)	102,859,538	22.26%

(1)	Individuals named and included in the group have shared voting and investment power with respect to certain of the listed shares as follows: Mr. Glick – 5,000,000 shares; Mr. Jordan – 1,200 shares; Mr. Norton – 2,500,000 shares; Dr. Safrit – 57,948 shares; and Mr. Talbert – 1,018,154 shares. The listed shares also include the following numbers of shares that could be purchased by individuals named and included in the group pursuant to stock options that could be exercised within 60 days of May 11, 2015 and with respect to which shares they may be deemed to have sole investment power: Mr. Land – 1,500 shares; Mr. McClamrock – 1,500 shares; and Dr. Safrit – 1,500 shares. Except as otherwise noted, and to the best of our knowledge, the individuals named and included in the group exercise sole voting and investment power with respect to all remaining listed shares.

(2)	Percentages are calculated based on 462,028,831 total outstanding shares plus, in the case of each named individual and the group, the number of additional shares that could be purchased by that individual or by persons included in the group under stock options that could be exercised within 60 days of May 11, 2015.

(3)	Includes shares beneficially owned by FJ Capital Management LLC. Mr. Ferber is a senior analyst with FJ Capital Management LLC and disclaims beneficial ownership of 44,635,688 shares of common stock beneficially owned by FJ Capital Management LLC.

(4)	Includes 2,842 shares allocated to Mr. Jordan’s individual account under the Bank’s 401(k) plan.

(5)	Includes 3,286 shares held in Mr. McClamrock’s spouse’s individual retirement account.

(6)	Includes 112 shares allocated to Ms. Patton’s individual account under the Bank’s 401(k) plan.

(7)	Includes 800,000 shares held in Mr. Russ’s individual retirement account.

(8)	Includes shares beneficially owned by Mendon Capital Master Fund Ltd. Mr. Schutz is the portfolio manager of Mendon Capital Master Fund Ltd. and disclaims beneficial ownership of the shares of common stock beneficially owned by Mendon Capital Master Fund Ltd. except to the extent of his pecuniary interest therein.

(9)	Includes 1,323 shares owned by Mr. Talbert’s spouse in her individual capacity and 1,326 shares allocated to Mr. Talbert’s individual account under the Bank’s 401(k) plan.

SELLING SHAREHOLDERS

We are registering 454,173,616 shares of common stock for resale from time to time by the selling shareholders identified in this prospectus. All of these shares were acquired by the selling shareholders in the private placement described under the heading “Recapitalization” on page 3. Our registration of these securities does not necessarily mean that the selling shareholders will sell any or all of the securities covered by this prospectus. We will not receive any proceeds from the resale of common stock by the selling shareholders for shares currently outstanding. Except as described in the footnotes below, the selling shareholders do not have, or have not had, any position, office, or other material relationship with us or any of our affiliates beyond their investment in, or receipt of, our securities.

The following table sets forth the name of each selling shareholder, the number of shares of common stock beneficially owned by each of them before this offering, the number of shares that may be offered by each of them for resale under this prospectus, the number of shares to be owned by each of them after this offering is completed, and the percentage of outstanding shares to be owned by each of them after this offering is completed, assuming that all of the shares offered by each of them are sold. All of the shares listed in the column labeled “Shares of Common Stock Offered” are being offered for sale. While all such shares are being offered, not all such shares may be sold. Because each selling shareholder may offer all, some, or none of the shares that he, she, or it holds, no definitive estimate as to the number of shares that will be held by any selling shareholder after the offering can be provided. Beneficial ownership has been determined in accordance with the rules of the SEC.

Certain selling shareholders have had positions, offices, or other material relationships with the Company or its affiliates in the last three years. Details regarding these positions, offices, and relationships are set forth below:

Name of Selling Shareholder	Description of Relationship

Jerry W. Anderson	Mr. Anderson is a former member of the boards of directors of the Company and the Bank.

Alan M. Bailey	Mr. Bailey is a former member of the boards of directors of the Company and the Bank.

BB&T Securities C/F John D. Russ (IRA)	Shareholder is controlled by John D. Russ. Mr. Russ is a member of the boards of directors of the Company and the Bank.

Bridge Equities III, LLC	Under the terms of a Side Letter Agreement between Bridge Equities III, LLC, and the Company, Bridge Equities III, LLC is entitled to have one representative appointed to the Company’s board of directors. Bridge Equities III, LLC’s representative on the boards of directors of the Company and the Bank is Derek J. Ferber.

John A. Drye	Mr. Drye is a former member of the boards of directors of the Company and the Bank.

Lesleigh C. Drye FCC Custodian Trad IRA	Shareholder is controlled by Lesleigh C. Drye. Mrs. Drye is the spouse of John A. Drye, who is a former member of the boards of directors of the Company and the Bank.

Fidelity Management Trust Company FBO George Jordan IRA	Shareholder is controlled by George Edward Jordan. Mr. Jordan is an executive officer of the Company and the Bank.

Harvey L. Glick and Audrey G. Glick	Mr. Glick is a member of the boards of directors of the Company and the Bank.

John W. Googe	Mr. Googe is a former member of the boards of directors of the Company and the Bank.

Henry H. Land	Mr. Land is a member of the boards of directors of the Company and the Bank.

Grady L. McClamrock, Jr.	Mr. McClamrock is a member of the boards of directors of the Company and the Bank.

Sam D. Norton and Jane D. Norton	Mr. Norton is a member of the boards of directors of the Company and the Bank.

Megan W. Patton ATC for IRA	Shareholder is controlled by Megan W. Patton. Ms. Patton is an executive officer of the Company and the Bank.

Mendon Capital Master Fund Ltd.	Under the terms of a Side Letter Agreement between Mendon Capital and the Company, Mendon Capital is entitled to have one representative appointed to the Company’s board of directors. Mendon Capital’s representative on the boards of directors of the Company and the Bank is Anton V. Schutz.

John D. Russ	Mr. Russ is a member of the boards of directors of the Company and the Bank.

Lynne Scott Safrit and Walter M. Safrit II	Ms. Safrit is a member of the boards of directors of the Company and the Bank.

Dr. Francis W. Slate Revocable Trust	Shareholder is controlled by Francis W. Slate. Dr. Slate is a former member of the boards of directors of the Company and the Bank.

Stephen R. Talbert and Brenda D. Talbert	Mr. Talbert is an executive officer and member of the boards of directors of the Company and the Bank.

Furthermore, the following selling shareholders are affiliated with broker-dealers: Allstate Insurance Company, Allstate Life Insurance Company, Ithan Creek Investors USB, LLC, Siena Capital Partners Accredited, L.P., Siena Capital Partners I, L.P., and TNH Financials Fund, L.P. Each of these shareholders purchased the shares being registered in the ordinary course of business and did not have any agreement or understanding, at the time of purchase, directly or indirectly, with any person to distribute the shares.

The information in the table below with respect to the selling shareholders has been obtained from those selling shareholders.

Name of Selling Shareholder	Shares of Common Stock Beneficially Owned	Shares of Common Stock Offered	Shares of Common Stock Owned After Resale	Percentage Beneficially Owned After Resale
AH Holdings LLC(1)	250,000	250,000	--	--
Allstate Insurance Company(2)	13,616,873	13,616,873	--	--
Allstate Life Insurance Company(3)	6,808,439	6,808,439	--	--
Jerry W. Anderson	290,349	250,000	40,349	*
Timothy A. Arey	250,000	250,000	--	--
Alan M. Bailey	358,665	300,000	58,665	*
Allen Todd Bailey	253,456	250,000	3,456	*
BB&T Securities C/F John D. Russ (IRA)	800,000	800,000	--	--
William P. Boardman	1,000,000	1,000,000	--	--
Dan Boucher and JoAnn Boucher	250,000	250,000	--	--
William Mark Breeden	500,000	500,000	--	--
Bridge Equities III, LLC(4)	37,535,688	37,535,688	--	--
The Brockinton Family, LLC(5)	1,797,989	1,797,989	--	--
Henry Andrew Brown, III, Trustee under the Henry Andrew Brown, III, Revocable Trust Agreement dated January 5, 2000, as amended(6)	1,000,000	1,000,000	--	--
Doris S. Brown and James R. Brown	250,000	250,000	--	--
Choral Financial Fund, LP(7)	5,000,000	5,000,000	--	--
Crane Investment Company, LLC(8)	9,750,000	9,750,000	--	--
Melvin S. Cutler 2008 Revocable Trust(9)	1,000,000	1,000,000	--	--
Ann C. Deskins	250,000	250,000	--	--
DRMM Total Return Fund I, L.P.(10)	500,000	500,000	--	--
John A. Drye	173,983	150,000	23,983	*
Lesleigh C. Drye FCC Custodian Trad IRA	100,000	100,000	--	--
1907 EJF Fund, Ltd.(11)	5,090,587	5,090,587	--	--
EJF Financial Opportunities Master Fund LP(12)	5,090,587	5,090,587	--	--
EJF Sidecar Fund, Series LLC – Series D(13)	34,754,513	34,754,513	--	--
FCC as Custodian for Margie Johnston Cole IRA	500,000	500,000	--	--
Fidelity Management Trust Company FBO George Jordan IRA	1,006,402	1,000,000	6,402	*
First Clearing, LLC, as custodian FBO Samuel E. Smiley IRA	7,500,000	7,500,000	--	--
FJ Capital Management LLC(14)	2,400,000	2,400,000	--	--
Phillip Fuller	1,017,280	1,000,000	17,280	*
Harvey L. Glick and Audrey G. Glick	5,000,000	5,000,000	--	--
John W. Googe	1,035,500	1,000,000	35,500	*

Name of Selling Shareholder	Shares of Common Stock Beneficially Owned	Shares of Common Stock Offered	Shares of Common Stock Owned After Resale	Percentage Beneficially Owned After Resale
Steve Googe	250,000	250,000	--	--
Lynne S. Hardy Revocable Trust(15)	250,000	250,000	--	--
Robert B. Harrell	256,675	250,000	6,675	*
Benjamin M. Holder, Jr.	500,000	500,000	--	--
Huntington National Bank FAO Ann B. Crane GRAT FBO Alexandra(16)	2,500,000	2,500,000	--	--
Huntington National Bank FAO Ann B. Crane GRAT FBO Natalie(17)	2,500,000	2,500,000	--	--
Ithan Creek Investors USB, LLC(18)	44,710,448	44,710,448	--	--
JCSD Partners, LP(19)	21,657,500	21,657,500	--	--
Jedcom Limited Partnership(20)	2,000,000	2,000,000	--	--
Christopher Kaeding	2,400,000	2,400,000	--	--
Kinderton Village LLC(21)	250,000	250,000	--	--
Henry H. Land	218,589	200,000	18,589	*
Charles E. Latham, Jr., and Judy A. Latham	500,000	500,000	--	--
David J. Lies	1,000,000	1,000,000	--	--
M. E. Lowder	500,000	500,000	--	--
Malta Hedge Fund, L.P.(22)	1,460,396	1,460,396	--	--
Malta Hedge Fund II, L.P.(23)	11,417,386	11,417,386	--	--
Malta Offshore, Ltd.(24)	2,672,557	2,672,557	--	--
Grady L. McClamrock, Jr.	1,056,419	1,000,000	56,419	*
John B. McCoy	2,000,000	2,000,000	--	--
Mendon Capital Master Fund Ltd.(25)	44,935,688	44,935,688	--	--
Sam D. Norton and Jane D. Norton	2,500,000	2,500,000	--	--
Megan W. Patton ATC for IRA	101,112	100,000	1,112	*
Park National Bank, Trustee for the Ann C. Deskins self-directed IRA	250,000	250,000	--	--
Larry G. Pickering	4,000,000	4,000,000	--	--
Joel S. Pizzuti	3,000,000	3,000,000	--	--
Ronald Pizzuti	5,000,000	5,000,000	--	--
Larry Wayne Potts and Carolyn Louise Potts	250,000	250,000	--	--
PRB Investors, LP(26)	22,240,896	22,240,896	--	--
Raymond James & Associates Inc. Custodian Joseph T. Saloom, Jr. SEP IRA	250,000	250,000	--	--
Rock Creek FJ Fund SP(27)	5,000,000	5,000,000	--	--
Roth Living Trust(28)	847,228	847,228	--	--
John D. Russ	1,200,000	1,200,000	--	--
Lynne Scott Safrit and Walter M. Safrit II	65,384	50,000	15,384	*
Charlie H. Sehorn and Christine N. Sehorn	600,000	600,000	--	--
Donald B. Shackelford	5,000,000	5,000,000	--	--

Name of Selling Shareholder	Shares of Common Stock Beneficially Owned	Shares of Common Stock Offered	Shares of Common Stock Owned After Resale	Percentage Beneficially Owned After Resale
Lemuel Sharp III	1,000,000	1,000,000	--	--
Siena Capital Partners Accredited, L.P.(29)	350,000	350,000	--	--
Siena Capital Partners I, L.P.(30)	21,890,896	21,890,896	--	--
Robert L. Sinclair and Sue Hall Sinclair	50,432	50,000	432	*
Dr. Francis W. Slate Revocable Trust(31)	293,014	250,000	43,014	*
Malta Market Neutral Master Fund, Ltd.(32)	1,006,545	1,006,545	--	--
Malta Phoenix Partners, L.P.(33)	2,617,016	2,617,016	--	--
Samuel E. Smiley	2,000,000	2,000,000	--	--
Jerry Wayne Smith and Judy M. Follette	1,000,000	1,000,000	--	--
Marvin L. Smith and Villita D. Smith	1,000,000	1,000,000	--	--
Stifel Nicolaus, Custodian for John C. Wolff Roth IRA	2,000,000	2,000,000	--	--
Stephen R. Talbert and Brenda D. Talbert	1,040,256	1,000,000	40,256	*
TFO Financial Institutions Restructuring Fund II LLC(34)	44,831,488	44,831,488	--	--
Philip J. Timyan	2,500,000	2,500,000	--	--
TNH Financials Fund, L.P.(35)	22,240,896	22,240,896	--	--
Vanguard as Custodian FBO Wayne Wilkins IRA	500,000	500,000	--	--
Page M. Vornbrock and Cheryl L. Vornbrock	500,000	500,000	--	--
Brian J. Weber	250,000	250,000	--	--
Robert L. Weisner	1,003,264	1,000,000	3,264	*
James R. Wilcox	9,000,000	9,000,000	--	--
Jeff Wilcox	1,000,000	1,000,000	--	--
Total	454,544,396	454,173,616	370,780	*

*	Represents ownership of less than 1%.

(1)	The natural person with voting and dispositive power for AH Holdings LLC is Andrew M. Hackett.

(2)	The natural persons with voting and dispositive power for Allstate Insurance Company are Jerry Zinkula, Kevin Roth, and Catherine McCoy.

(3)	The natural persons with voting and dispositive power for Allstate Life Insurance Company are Jerry Zinkula, Kevin Roth, and Catherine McCoy.

(4)	The natural person with voting and dispositive power for Bridge Equities III, LLC, is Charles Ledsinger, Jr. FJ Capital Management LLC and Rock Creek FJ Fund SP are related parties of Bridge Equities III, LLC, and are also listed as selling shareholders under this prospectus.

(5)	The natural person with voting and dispositive power for The Brockinton Family, LLC, is S. Mark Brockinton.

(6)	The natural person with voting and dispositive power for the Henry Andrew Brown, III, Revocable Trust is Henry Andrew Brown, III.

(7)	The natural person with voting and dispositive power for Choral Financial Fund, LP, is Bradley J. Ness.

(8)	The natural person with voting and dispositive power for Crane Investment Company, LLC, is Andrew M. Hackett.

(9)	The natural person with voting and dispositive power for the Melvin S. Cutler 2008 Revocable Trust is Melvin S. Cutler.

(10)	The natural person with voting and dispositive power for DRMM Total Return Fund I, L.P., is Mark A. Davis.

(11)	EJF Capital LLC is the Investment Manager for 1907 EJF Fund, Ltd. Emanuel J. Friedman, the Chief Executive Officer of EJF Capital LLC, is deemed to have voting power over the securities beneficially owned by 1907 EJF Fund, Ltd.

(12)	EJF Financial Opportunities GP, LLC is the general partner of EJF Financial Opportunities Master Fund, LP. EJF Capital LLC is the sole member of EJF Financial Opportunities GP, LLC. Emanuel J. Friedman, the Chief Executive Officer of EJF Capital LLC, is deemed to have voting power over the securities beneficially owned by EJF Financial Opportunities Master Fund, LP.

(13)	EJF Capital LLC is the Manager for EJF Sidecar Fund, Series LLC – Series D. Emanuel J. Friedman, the Chief Executive Officer of EJF Capital LLC, is deemed to have voting power over the securities beneficially owned by EJF Sidecar Fund, Series LLC – Series D.

(14)	The natural person with voting and dispositive power for FJ Capital Management LLC is Martin Friedman. Bridge Equities III, LLC and Rock Creek FJ Fund SP are related parties of FJ Capital Management LLC and are also listed as selling shareholders under the prospectus.

(15)	The natural person with voting and dispositive power for the Lynne S. Hardy Revocable Trust is Lynne S. Hardy.

(16)	The natural person with voting and dispositive power for the Ann B. Crane GRAT FBO Alexandra is John Wolff.

(17)	The natural person with voting and dispositive power for the Ann B. Crane GRAT FBO Natalie is John Wolff.

(18)	Wellington Management Company, LLP (“Wellington”), is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Wellington, in such capacity, may be deemed to share beneficial ownership over the shares held by its client accounts.

(19)	The natural person with voting and dispositive power for JCSD Partners, LP, is Steven Didion.

(20)	The natural person with voting and dispositive power for Jedcom Limited Partnership is Joel S. Pizzuti.

(21)	The natural person with voting and dispositive power for Kinderton Village LLC is Janet Sheppard.

(22)	The natural person with voting and dispositive power for Malta Hedge Fund, L.P., is Terry Maltese.

(23)	The natural person with voting and dispositive power for Malta Hedge Fund II, L.P., is Terry Maltese.

(24)	The natural person with voting and dispositive power for Malta Offshore, Ltd., is Terry Maltese.

(25)	The natural person with voting and dispositive power for Mendon Capital Master Fund Ltd. is Anton Schutz.

(26)	The natural persons with voting and dispositive power for PRB Investors, LP, are Andrew Bergman and Stephen Paluszek.

(27)	The natural person with voting and dispositive power for Rock Creek FJ Fund SP is Martin Friedman. Bridge Equities III, LLC and FJ Capital Management LLC are related parties of Rock Creek FJ Fund SP and are also listed as selling shareholders under this prospectus.

(28)	The natural person with voting and dispositive power for the Roth Living Trust is Gerald A. Roth.

(29)	The natural person with voting and dispositive power for Siena Capital Partners Accredited, L.P., is David Abraham.

(30)	The natural person with voting and dispositive power for Siena Capital Partners I, L.P., is David Abraham.

(31)	The natural person with voting and dispositive power for the Dr. Francis W. Slate Revocable Trust is Francis W. Slate.

(32)	The natural persons with voting and dispositive power for TFO Financial Institutions Restructuring Fund II LLC are Abdulmohsin Al Omran, Adel Al Mangour, Jon P. Hedley, Arup Asadullah, and Dragomir Kolev.

(33)	The natural persons with voting and dispositive power for TNH Financials Fund, L.P., are Michael Barnes and Arif Inayatullah.

PLAN OF DISTRIBUTION

We are registering the common stock issued to the selling shareholders to permit the resale of these shares of common stock by the holders of the common stock from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling shareholders of the common stock. We will bear all fees and expenses incident to our obligation to register the common stock.

The selling shareholders may sell all or a portion of the common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the common stock is sold through underwriters or broker-dealers, the selling shareholders will be responsible for underwriting discounts or commissions or agent’s commissions. The common stock may be sold on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market or in transactions otherwise than on these exchanges or systems and in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions which may involve crosses or block transactions. The selling shareholders may use any one or more of the following methods when selling shares:

-	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

-	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

-	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

-	an exchange distribution in accordance with the rules of the applicable exchange;

-	privately negotiated transactions;

-	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

-	broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

-	through the writing or settlement of options or other hedging transactions, whether such options are listed on an options exchange or otherwise; and

-	any other method permitted pursuant to applicable law.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, as permitted by that rule, or Section 4(a)(1) under the Securities Act, if available, rather than under this prospectus, provided that they meet the criteria and conform to the requirements of those provisions.

Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. If the selling shareholders effect such transactions by selling common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling shareholders or commissions from purchasers of the common stock for whom they may act as agent or to whom they may sell as principal. Such commissions will be in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction will not be in excess of a customary brokerage commission in compliance with FINRA Rule 2121 and its supplementary materials.

In connection with sales of the common stock or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging positions they assume. The selling shareholders may also sell common stock short and if such short sale shall take place after the date that this registration statement is declared effective by the Commission, the selling shareholders may deliver common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling shareholders may also loan or pledge common stock to broker-dealers that in turn may sell such shares, to the extent permitted by applicable law. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Notwithstanding the foregoing, the selling shareholders have been advised that they may not use shares registered on this registration statement to cover short sales of our common stock made prior to the date the registration statement, of which this prospectus forms a part, has been declared effective by the SEC.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer and donate the common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling shareholders and any broker-dealer or agents participating in the distribution of the common stock may be deemed to be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act in connection with such sales. In such event, any commissions paid, or any discounts or concessions allowed to, any such broker-dealer or agent and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the applicable prospectus delivery requirements of the Securities Act and may be subject to certain statutory liabilities of, including but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

Each selling shareholder has informed the Company that it is not a registered broker-dealer and does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the common stock. Upon the Company being notified in writing by a selling shareholder that any material arrangement has been entered into with a broker-dealer for the sale of common stock through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of each such selling shareholder and of the participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which such the common stock was sold, (iv) the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable, (v) that such broker-dealer(s) did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, and (vi) other facts material to the transaction. In no event shall any broker-dealer receive fees, commissions and markups, which, in the aggregate, would exceed eight percent (8%). Any such prospectus supplement will be included as part of a post-effective amendment to the registration statement of which this prospectus is a part.

Under the securities laws of some states, the common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling shareholder will sell any or all of the common stock registered pursuant to the registration statement, of which this prospectus forms a part.

Each selling shareholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the common stock by the selling shareholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the common stock to engage in market-making activities with respect to the common stock. All of the foregoing may affect the marketability of the common stock and the ability of any person or entity to engage in market-making activities with respect to the common stock.

We will pay all expenses of the registration of the common stock pursuant to the registration rights agreement, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that each selling shareholder will pay all underwriting discounts and selling commissions, if any and any related legal expenses incurred by it.

We may be indemnified by the selling shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling shareholders specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Under the terms of the registration rights agreement, we have agreed to indemnify the selling shareholders from and against all losses, claims, damages, liabilities, costs (including reasonable costs of preparation and investigation and reasonable and documented attorneys’ fees) and expenses, as incurred, that arise out of or are based upon (1) any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus, or in any amendment or supplement thereto, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (2) any violation or alleged violation by the Company of the Securities Act of 1933, the Securities Exchange Act of 1934, or any state securities law or any rule or regulation thereunder, in connection with the performance of the Company’s obligations under the registration rights agreement. The Company is not obligated to indemnify a selling shareholder to the extent that (1) such untrue statements, alleged untrue statements, omissions, or alleged omissions are based solely upon information regarding such shareholder furnished in writing to the Company by such shareholder expressly for use in the registration statement, prospectus, or any amendment or supplement thereto, or to the extent that such information relates to such shareholder or such shareholder’s proposed method of distribution of shares of our common stock and was reviewed and approved by such shareholder expressly for use in the registration statement, prospectus, or any amendment or supplement thereto, or (2) in the event (a) a stop order is issued with respect to the registration statement, (b) the sale of the shares of our common stock is suspended, or (c) the Company’s financial statements become untrue, related to the use by a shareholder of an outdated or defective prospectus after the Company has notified such shareholder in writing that the prospectus is outdated or defective and prior to the receipt by such shareholder of notice from the Company that such an event has occurred, but only if and to the extent that following receipt of such notice the misstatement or omission giving rise to such loss would have been corrected. In the event a claim for indemnification is not available or is insufficient, then the Company will contribute to the amount paid or payable by the shareholder as a result of its losses, in such proportion as is appropriate to reflect the relative fault of the Company and the shareholder in connection with the actions, statements, or omissions that resulted in such losses as well as any other relevant equitable considerations.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly, and current reports, proxy statements and other information with the SEC. Our SEC filings, including the documents incorporated by reference in this prospectus, are available to the public over the Internet at the SEC’s web site at http://www.sec.gov and on the investor relations page of our website at http://www.bankofthecarolinas.com. Information on our web site is not part of this prospectus. You may also read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all of the information and exhibits included in the registration statement. We refer you to the information and exhibits included in the registration statement for further information. This prospectus is qualified in its entirety by such information and exhibits.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus. Information that we file with the SEC following the date of this prospectus will not be incorporated by reference and you should rely only on the information incorporated by reference in this prospectus. We incorporate by reference into this prospectus the documents listed below:

-	our Annual Report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 31, 2015.

-	our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015, as filed with the SEC on May 15, 2015; and

-	our Current Report on Form 8-K filed with the SEC on May 6, 2015.

We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference in this prospectus, other than exhibits to such documents that are not specifically incorporated by reference in such documents. All such requests should be directed to:

Bank of the Carolinas Corporation

Attn: Joy L. Chaffin, Corporate Secretary

135 Boxwood Village Drive

Mocksville, North Carolina 27028

(336) 751-5755

LEGAL MATTERS

The validity of the shares to be sold by the selling shareholders described herein will be passed upon by Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina.

EXPERTS

The consolidated financial statements of Bank of the Carolinas Corporation and Subsidiary included in its 2014 Annual Report on Form 10-K have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of Cherry Bekaert LLP and Turlington and Company, L.L.P., independent registered public accounting firms, given upon the authority of said firms as experts in accounting and auditing.

Up to 454,173,616 Shares

Voting Common Stock

PROSPECTUS

Until ninety (90) days after the later of (1) the effective date of the registration statement or (2) the first date on which the securities are offered publicly, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

We have not authorized any dealer, salesperson or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or a solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein nor the affairs of the issuer have not changed since the date hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses payable by the Company in connection with the distribution of securities registered on this registration statement. All amounts are estimates except the SEC registration fee.

Description	Amount To Be Paid

SEC registration fee	$41,305
Accounting fees and expenses	$300
Legal fees and expenses	$85,000
Miscellaneous expenses	$8,000

Total Expenses	$134,605

Item 14.	Indemnification of Directors and Officers.

Sections 55-8-50 through 55-8-58 of the North Carolina General Statutes permit a corporation to indemnify its directors, officers, employees or agents under either or both a statutory or nonstatutory scheme of indemnification. Under the statutory scheme, a corporation may, with certain exceptions, indemnify a director, officer, employee or agent of the corporation who was, is, or is threatened to be made, a party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative, or investigative, because of the fact that such person was a director, officer, agent or employee of the corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. This indemnity may include the obligation to pay any judgment, settlement, penalty, fine (including an excise tax assessed with respect to an employee benefit plan) and reasonable expenses incurred in connection with a proceeding (including counsel fees), but no such indemnification may be granted unless such director, officer, agent or employee (i) conducted himself in good faith, (ii) reasonably believed (a) that any action taken in his official capacity with the corporation was in the best interest of the corporation or (b) that in all other cases his conduct at least was not opposed to the corporation’s best interest, and (iii) in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. Whether a director has met the requisite standard of conduct for the type of indemnification set forth above is determined by the board of directors, a committee of directors, special legal counsel or the shareholders in accordance with Section 55-8-55. A corporation may not indemnify a director under the statutory scheme in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or in connection with a proceeding in which a director was adjudged liable on the basis of having received an improper personal benefit.

In addition to, and separate and apart from the indemnification described above under the statutory scheme, Section 55-8-57 of the North Carolina General Statutes permits a corporation to indemnify or agree to indemnify any of its directors, officers, employees or agents against liability and expenses (including attorney’s fees) in any proceeding (including proceedings brought by or on behalf of the corporation) arising out of their status as such or their activities in such capacities, except for any liabilities or expenses incurred on account of activities that were, at the time taken, known or believed by the person to be clearly in conflict with the best interests of the corporation. The bylaws of Bank of the Carolinas Corporation provide for indemnification to the fullest extent permitted by law for persons who serve as a director, officer, agent or employee of Bank of the Carolinas Corporation or at the request of Bank of the Carolinas Corporation serve as a director, officer, agent or employee for any other corporation, partnership, joint venture, trust or other enterprise, or as a trustee or administrator under an employee benefit plan. Accordingly, Bank of the Carolinas Corporation may indemnify its directors, officers, agents or employees in accordance with either the statutory or nonstatutory standards.

Sections 55-8-52 and 55-8-56 of the North Carolina General Statutes require a corporation, unless its articles of incorporation provide otherwise, to indemnify a director or officer who has been wholly successful, on the merits or otherwise, in the defense of any proceeding to which such director or officer was a party. Unless prohibited by the articles of incorporation, a director or officer also may make application and obtain court-ordered indemnification if the court determines that such director or officer is fairly and reasonably entitled to such indemnification as provided in Sections 55-8-54 and 55-8-56.

Finally, Section 55-8-57 of the North Carolina General Statutes provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee or agent of the corporation against certain liabilities incurred by such persons, whether or not the corporation is otherwise authorized by the North Carolina Business Corporation Act to indemnify such party. Bank of the Carolinas Corporation has purchased a standard directors’ and officers’ liability policy which will, subject to certain limitations, indemnify Bank of the Carolinas Corporation and its officers and directors for damages they become legally obligated to pay as a result of any negligent act, error, or omission committed by directors or officers while acting in their capacity as such.

As permitted by North Carolina law, Article 4 of the Articles of Incorporation of Bank of the Carolinas Corporation limits the personal liability of directors for monetary damages for breaches of duty as a director arising out of any legal action whether by or in the right of Bank of the Carolinas Corporation or otherwise, provided that such limitation will not apply to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of Bank of the Carolinas Corporation, (ii) any liability under Section 55-8-33 of the General Statutes of North Carolina, or (iii) any transaction from which the director derived an improper personal benefit (which does not include a director’s reasonable compensation or other reasonable incidental benefit for or on account of his service as a director, officer, employee, independent contractor, attorney, or consultant of Bank of the Carolinas Corporation).

Item 15.	Recent Sales of Unregistered Securities.

On July 15, 2014, the Company entered into a Stock Purchase Agreement (the “Purchase Agreement”) with certain institutional and other accredited investors, including entities controlled or advised by, or affiliated with the following: Wellington Management Company LLP; FJ Capital Management, LLC; EJF Capital Management; The Family Office; RMB Capital Management LLC; JCSD Partners; Siena Capital Partners; PRB Investors; Sandler O’Neill Asset Management; Tricadia Capital Management; and Allstate Investments (the “Investors”). The Purchase Agreement was entered into by the Company in connection with a private placement of its voting common stock in which the Company issued and sold to the Investors, as well as other investors who were not a party to the Purchase Agreement, a total of 458,132,991 shares (the “Shares”) of the Company’s voting common stock, no par value per share, at a sales price of $0.10 per share, for an aggregate purchase price of $45,813,299.10. The private placement closed on July 16, 2014.

The Purchase Agreement contains representations, warranties, and covenants of the Company and the Investors that are customary in private placement transactions. The provisions of the Purchase Agreement also include an agreement by the Company to indemnify each Investor against certain liabilities.

Pursuant to the terms of the Purchase Agreement, the Company and the Investors also entered into a Registration Rights Agreement under which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) to register the Shares for resale. The Company is obligated to file such registration statement no later than the 30th calendar day after the closing of the private placement and to use commercially reasonable efforts to cause such registration statement to be declared effective by the earlier of (i) the 90th calendar day after the closing of the private placement (or the 120th calendar day in the event that such registration statement is reviewed by the SEC), and (ii) if the Company is notified by the SEC that such registration statement will not be reviewed or will not be subject to further review, then the 5th trading day after such notification date. The Company will be required to make certain payments as liquidated damages under the Registration Rights Agreement to the Investors in certain circumstances if such registration statement is not (i) filed with the SEC within the specified time period, (ii) declared effective by the SEC within the specified time periods, or (iii) available (with certain limited exceptions) after having been declared effective.

In addition, the Company has entered into Side Letter Agreements with FJ Capital Management, LLC; Bridge Equities III, LLC; RMB Capital Management LLC; Sandler O’Neill Asset Management, and TFO Financial Institutions Restructuring Fund II LLC. Under the terms of these Side Letter Agreements, (i) Bridge Equities and RMB Capital Management are each entitled to have one representative appointed to the Company’s board of directors, (ii) Sandler O’Neill Asset Management is entitled to have one representative attend all meetings of the Company’s board of directors as a nonvoting observer for so long as Sandler O’Neill or its affiliates own 1% or more of all of the outstanding shares of the Company’s voting common stock, and (iii) Bridge Equities and TFO Financial Institutions Restructuring Fund II LLC are entitled to reimbursement of legal fees incurred by them in connection with their participation in the private placement.

The foregoing description of the Purchase Agreement, the Registration Rights Agreement, and the Side Letter Agreements does not purport to be complete and is qualified in its entirety by reference to the Purchase Agreement, the Registration Rights Agreement, and the Side Letter Agreements, copies of which are attached hereto as Exhibits 10.17, 10.18, 10.19, 10.20, 10.21, 10.22, and 10.23 respectively, and incorporated herein by reference. The Purchase Agreement, the Registration Rights Agreement, and the Side Letter Agreements have been attached as exhibits to this Registration Statement on Form S-1 solely in order to provide investors and security holders with information regarding their respective terms. They are not intended to provide any other financial or other information about the Company or its subsidiaries. The representations, warranties and covenants contained in each such agreement were made only for purposes of such agreement, were made of specific dates, are solely for the benefit of the parties to such agreement, may be subject to limitations agreed upon by the parties to such agreement, and may be subject to standards of materiality applicable to the parties thereto that differ from those applicable to other investors. Other investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of each such agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company.

The issuance and sale of the Shares is exempt from registration under the Securities Act, pursuant to Section 4(a)(2) of the Securities Act and Rule 506 of Regulation D as promulgated thereunder, as a transaction by an issuer not involving a public offering.

Net proceeds to the Company from the private placement totaled $37,305,009.15. FIG Partners, LLC, Atlanta, Georgia, served as placement agent in the private placement, and The Hutchison Company, Durham, North Carolina, served as the Company’s financial advisor in connection with the transaction. The Company paid FIG Partners a placement agent fee of $1,723,431.96 and paid The Hutchison Company a financial advisory fee of $390,107.99.

The Company used $34,800,000 of the net proceeds from the private placement to inject new capital into its bank subsidiary, Bank of the Carolinas. In connection with the private placement, the Company repurchased all 13,179 shares of its Fixed Rate Cumulative Perpetual Preferred Stock, Series A, issued under the Capital Purchase Program from the U.S. Treasury for a cash payment of $3,294,750. The Treasury also agreed to waive any unpaid dividends on the Series A Preferred Stock, and to cancel the warrant to purchase 475,204 shares of the Company’s voting common stock held by the Treasury. The Company also repurchased all of its floating rate trust preferred securities issued through its subsidiary, Bank of the Carolinas Trust I, from the holders of those securities for an aggregate cash payment of $1,750,000. The holders of the trust preferred securities agreed to forgive any unpaid interest on the securities. The Company also repurchased a subordinated note from the holder of the note for a cash payment of $1,350,000. The noteholder agreed to forgive any unpaid interest on the note.

Item 16.	Exhibits and Financial Statement Schedules.

(a)	Exhibits

Exhibit No.	Description
2.01	Agreement and Plan of Merger and Reorganization, dated as of May 6, 2015, by and among Bank of the Ozarks, Inc., Bank of the Ozarks, Bank of the Carolinas Corporation, and Bank of the Carolinas. Pursuant to Item 602(b)(2) of Regulation S-K, certain schedules to this Agreement have not been filed with this exhibit. The schedules contain various items relating to the business of and the representations and warranties made by the Company and the Bank. The Company agrees to furnish supplementally any omitted schedule to the SEC upon request. (Incorporated by reference from exhibits to our Current Report on Form 8-K dated May 6, 2015)

2.02	List of Schedules to the Agreement and Plan of Merger and Reorganization (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 6, 2015)

3.01	Our Articles of Incorporation, as amended (incorporated by reference from exhibits to our Quarterly Report on Form 10-Q dated August 14, 2014)

3.02	Our By-laws, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

4.01	Indenture between us and Wells Fargo Bank, N.A. (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)

4.02	Guarantee Agreement between us and Wells Fargo Bank, N.A. (incorporated by reference from exhibits to our Current Report on Form 8-K March 26, 2008)

Exhibit No.	Description

4.03	Amended and Restated Trust Agreement among us, Wells Fargo Bank N.A. and the Administrators (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)

4.04	Tax Benefits Preservation Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 17, 2014)

4.05	First Amendment to Tax Benefits Preservation Plan dated May 6, 2015 (incorporated by reference from exhibits to our Quarterly Report on Form 10-Q dated May 15, 2015)

5.01*	Opinion of Wyrick Robbins Yates & Ponton LLP

10.01**	Amended and Restated Employment Agreement between us and George E. Jordan (incorporated by reference from exhibits to our Current Report on Form 8-K dated December 23, 2008)

10.02**	Employee Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.03**	Form of Employee Stock Option Agreement (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.04**	Director Stock Option Plan, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.05**	Form of Director Stock Option Agreement (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.06**	Sections 1.2(g) and 2.5 of Agreement and Plan of Reorganization and Share Exchange dated June 1, 2006, between us and the Bank pertaining to our assumption of the Bank’s Employee Stock Option Plan, Director Stock Option Plan and outstanding stock options (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.07**	BOC Financial Corp 1999 Nonstatutory Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.08**	BOC Financial Corp 1999 Incentive Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.09**	Section 6.07 of Agreement and Plan of Reorganization and Merger dated July 20, 2001, between the Bank and BOC Financial Corp pertaining to the Bank’s assumption of outstanding BOC Financial Corp (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.10**	Option Conversion Agreements relating to stock options previously granted by BOC Financial Corp and held by former directors of BOC Financial Corp as assumed by us from the Bank (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.11**	2007 Omnibus Equity Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 24, 2007)

10.12**	Management Incentive Compensation Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 24, 2007)

10.13	Stipulation to the Issuance of a Consent Order (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 3, 2011)

Exhibit No.	Description

10.14	Consent Order Issued by the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 3, 2011)

10.15	Written Agreement by and between Bank of the Carolinas Corporation and the Federal Reserve Bank of Richmond, dated August 26, 2011(incorporated by reference from exhibits to our Quarterly Report on Form 10-Q dated November 14, 2011)

10.16	Securities Purchase Agreement with the United States Department of the Treasury, dated April 18, 2014 (incorporated by reference from exhibits to our Quarterly Report on Form 10-Q dated August 14, 2014)

10.17	Form of Stock Purchase Agreement dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.18	Form of Registration Rights Agreement dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.19	Side Letter Agreement with FJ Capital Management, LLC, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.20	Side Letter Agreement with Bridge Equities III, LLC, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.21	Side Letter Agreement with RMB Capital Management LLC, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.22	Side Letter Agreement with Sandler O’Neill Asset Management, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.23	Side Letter Agreement with TFO Financial Institutions Restructuring Fund II LLC, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

16.01	Letter from Turlington and Company, L.L.P., regarding change in certifying accountant (incorporated by reference from exhibits to our Current Report on Form 8-K dated September 17, 2014, as amended on September 22, 2014)

21.01	Subsidiaries of the Company (incorporated by reference from exhibits to our Annual Report on Form 10-K dated March 31, 2015

23.01	Consent of Cherry Bekaert LLP (filed herewith)

23.02	Consent of Turlington and Company, L.L.P. (filed herewith)

23.03	Consent of Wyrick Robbins Yates & Ponton LLP (included in its opinion filed as Exhibit 5.01)

24.01*	Power of attorney

24.02*	Power of Attorney - Harvey L. Glick

Exhibit No.	Description

24.03*	Power of Attorney - Derek J. Ferber

24.04*	Power of Attorney - Sam D. Norton

24.05	Power of Attorney - John D. Russ (filed herewith)

24.06	Power of Attorney - Anton V. Schutz (filed herewith)

*	Previously filed.

**	Management contract or compensatory plan or arrangement.

Item 17.	Undertakings.

The undersigned registrant hereby undertakes:

(1)        To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)        That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)        To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)        That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)        That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, such undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Mocksville, State of North Carolina on May 18, 2015.

BANK OF THE CAROLINAS CORPORATION (Registrant)

By:	/s/ Stephen R. Talbert
Stephen R. Talbert
President and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated.

Date

/s/ Stephen R. Talbert
Stephen R. Talbert President, Chief Executive Officer, and Director (Principal Executive Officer)	May 18, 2015

/s/ Megan W. Patton
Megan W. Patton Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	May 18, 2015

/s/ Harvey L. Glick*
Harvey L. Glick Director and Chairman	May 18, 2015

/s/ Derek J. Ferber*
Derek J. Ferber Director	May 18, 2015

/s/ Henry H. Land*
Henry H. Land Director	May 18, 2015

/s/ Sam D. Norton*
Sam D. Norton Director	May 18, 2015

/s/ Grady L. McClamrock, Jr.*
Grady L. McClamrock, Jr. Director	May 18, 2015

/s/ John D. Russ*
John D. Russ Director	May 18, 2015

/s/ Lynne Scott Safrit*
Lynne Scott Safrit Director	May 18, 2015

/s/ Anton V. Schutz*
Anton V. Schutz Director	May 18, 2015

*	/s/ Stephen R. Talbert
By: Stephen R. Talbert
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

2.01	Agreement and Plan of Merger and Reorganization, dated as of May 6, 2015, by and among Bank of the Ozarks, Inc., Bank of the Ozarks, Bank of the Carolinas Corporation, and Bank of the Carolinas. Pursuant to Item 602(b)(2) of Regulation S-K, certain schedules to this Agreement have not been filed with this exhibit. The schedules contain various items relating to the business of and the representation and warranties made by the Company and the Bank. The Company agrees to furnish supplementally any omitted schedule to the SEC upon request. (Incorporated by reference from exhibits to our Current Report on Form 8-K dated May 6, 2015)

2.02	List of Schedules to the Agreement and Plan of Merger and Reorganization (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 6, 2015)

3.01	Our Articles of Incorporation, as amended (incorporated by reference from exhibits to our Quarterly Report on Form 10-Q dated August 14, 2014)

3.02	Our By-laws, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

4.01	Indenture between us and Wells Fargo Bank, N.A. (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)

4.02	Guarantee Agreement between us and Wells Fargo Bank, N.A. (incorporated by reference from exhibits to our Current Report on Form 8-K March 26, 2008)

4.03	Amended and Restated Trust Agreement among us, Wells Fargo Bank N.A. and the Administrators (incorporated by reference from exhibits to our Current Report on Form 8-K dated March 26, 2008)

4.04	Tax Benefits Preservation Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 17, 2014)

4.05	First Amendment to Tax Benefits Preservation Plan dated May 6, 2015 (incorporated by reference from exhibits to our Quarterly Report on Form 10-Q dated May 15, 2015)

5.01*	Opinion of Wyrick Robbins Yates & Ponton LLP

10.01**	Amended and Restated Employment Agreement between us and George E. Jordan (incorporated by reference from exhibits to our Current Report on Form 8-K dated December 23, 2008)

10.02**	Employee Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.03**	Form of Employee Stock Option Agreement (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.04**	Director Stock Option Plan, as amended (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.05**	Form of Director Stock Option Agreement (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.06**	Sections 1.2(g) and 2.5 of Agreement and Plan of Reorganization and Share Exchange dated June 1, 2006, between us and the Bank pertaining to our assumption of the Bank’s Employee Stock Option Plan, Director Stock Option Plan and outstanding stock options (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

Exhibit No.	Description

10.07**	BOC Financial Corp 1999 Nonstatutory Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.08**	BOC Financial Corp 1999 Incentive Stock Option Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.09**	Section 6.07 of Agreement and Plan of Reorganization and Merger dated July 20, 2001, between the Bank and BOC Financial Corp pertaining to the Bank’s assumption of outstanding BOC Financial Corp (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.10**	Option Conversion Agreements relating to stock options previously granted by BOC Financial Corp and held by former directors of BOC Financial Corp as assumed by us from the Bank (incorporated by reference from exhibits to our Current Report on Form 8-K dated August 18, 2006)

10.11**	2007 Omnibus Equity Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 24, 2007)

10.12**	Management Incentive Compensation Plan (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 24, 2007)

10.13	Stipulation to the Issuance of a Consent Order (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 3, 2011)

10.14	Consent Order Issued by the Federal Deposit Insurance Corporation and the North Carolina Office of the Commissioner of Banks (incorporated by reference from exhibits to our Current Report on Form 8-K dated May 3, 2011)

10.15	Written Agreement by and between Bank of the Carolinas Corporation and the Federal Reserve Bank of Richmond, dated August 26, 2011 (incorporated by reference from exhibits to our Quarterly Report on Form 10-Q dated November 14, 2011)

10.16	Securities Purchase Agreement with the United States Department of the Treasury, dated April 18, 2014 (incorporated by reference from exhibits to our Quarterly Report on Form 10-Q dated August 14, 2014)

10.17	Form of Stock Purchase Agreement dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.18	Form of Registration Rights Agreement dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.19	Side Letter Agreement with FJ Capital Management, LLC, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.20	Side Letter Agreement with Bridge Equities III, LLC, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.21	Side Letter Agreement with RMB Capital Management LLC, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

Exhibit No.	Description

10.22	Side Letter Agreement with Sandler O’Neill Asset Management, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

10.23	Side Letter Agreement with TFO Financial Institutions Restructuring Fund II LLC, dated July 15, 2014 (incorporated by reference from exhibits to our Current Report on Form 8-K dated July 21, 2014)

16.01	Letter from Turlington and Company, L.L.P., regarding change in certifying accountant (incorporated by reference from exhibits to our Current Report on Form 8-K dated September 17, 2014, as amended on September 22, 2014)

21.01	Subsidiaries of the Company (incorporated by reference from exhibits to our Annual Report on Form 10-K dated March 31, 2015

23.01	Consent of Cherry Bekaert LLP (filed herewith)

23.02	Consent of Turlington and Company, L.L.P. (filed herewith)

23.03	Consent of Wyrick Robbins Yates & Ponton LLP (included in its opinion filed as Exhibit 5.01)

24.01*	Power of attorney

24.02*	Power of Attorney - Harvey L. Glick

24.03*	Power of Attorney - Derek J. Ferber

24.04*	Power of Attorney - Sam D. Norton

24.05	Power of Attorney - John D. Russ (filed herewith)

24.06	Power of Attorney - Anton V. Schutz (filed herewith)

*	Previously filed.

**	Management contract or compensatory plan or arrangement.